


07051676


SEC MAIL
PROCESSING
RECEIVED
APR 23 2007
WASH. D.C.
209
SECTION

2006 *Annual Report*

Mississippi Power Company


MISSISSIPPI
POWER
A SOUTHERN COMPANY

CONTENTS

Mississippi Power Company 2006 Annual Report

SUMMARY

	2006	2005	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	**$1,009,237**	$969,733	4.1
Operating expenses	**$856,318**	$835,293	2.5
Net income after dividends on preferred stock	**$82,010**	$73,808	11.1
Property additions	**$127,290**	$158,084	(19.5)
Total assets	**$1,708,376**	$1,981,269	(13.8)
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	**8,973,957**	8,741,412	2.7
Sales for resale - non-affiliates	**4,624,092**	4,811,250	(3.9)
Sales for resale - affiliates	**1,679,831**	896,361	87.4
Total	**15,277,880**	14,449,023	5.7
Customers served at year-end	**181,285**	173,660	4.4
Peak-hour demand, net *(in megawatts)*	**2,390**	2,493	(4.1)
Capitalization Ratios *(percent)*:			
Common stock equity	**65.40**	64.30	
Preferred stock	**3.60**	3.80	
Long-term debt payable to affiliated trust	**4.00**	4.10	
Long-term debt (excluding amounts due within one year)	**27.00**	27.80	
Return on Average Common Equity *(percent)*	**14.25**	13.33	
Ratio of Earnings to Fixed Charges *(times)*	**8.07**	9.82	

LETTER TO INVESTORS

Mississippi Power Company 2006 Annual Report

Once again, Mississippi Power delivered solid financial results in 2006. Net income after dividends on preferred stock was $82 million compared to $73.8 million the previous year. The return on average common equity for the year was 14.25 percent, an increase from the 13.33 percent earned in 2005.

We have many successes to celebrate and the recovery along the Mississippi Gulf Coast from Hurricane Katrina's devastation is moving forward every day. Customers are returning to the Coast, they are very satisfied with the Company's performance, and we continue to work hard to put their best interests at the center of everything we do.

Mississippi Power achieved first place in the 2006 Customer Value Benchmark Survey which measures customer perceptions on eight key business drivers. Our performance is measured against a peer group of 16 competitor utilities including Duke Energy, TVA, and Progress Energy. This is an outstanding achievement for Mississippi Power and a testament to our employees' emphasis on taking care of the customer.

I am perhaps the most proud of our work on behalf of customers with regulators, legislators, Governor Haley Barbour, and the Mississippi Congressional Delegation. Together, we successfully reduced the rate impact of Hurricane Katrina on all customers. Through a series of innovative techniques which no state had ever previously tried, we reduced what could have been a 30 percent rate increase for customers down to less than 2 percent. And, we put ourselves in a better position for the next hurricane by getting regulatory approval to place $60 million in a storm reserve for future disasters.

As a result, other businesses are now taking a fresh look at Mississippi as a place to do business. They see the pro-business climate, the can-do attitude of the people, and the partnerships forged between business and government. They like what they've seen and heard. Our economic development team is fully engaged in the state's effort to locate new businesses in our service territory.

And we do it all safely. Our employees focus on safety every day with a goal of Target Zero – not just zero accidents, but no unsafe acts. As a result, employees turned in the best safety performance in the history of the company, earning a 0.39 Occupational Safety and Health Administration record. For the second year in a row, we received the best overall safety rating in total company performance among all companies in the Southeastern Electric Exchange. As we all know, a high safety level translates directly into fewer sick days and greater productivity.

Last year, I closed my Annual Report letter by pledging to you, our investor, that Mississippi Power would be a major player in helping the state and the communities we serve recover from Hurricane Katrina. I'm here to report we have done -- and we continue to do -- just that.

Our emphasis is on how we can make Mississippi a better place to live, work, and do business for all of its citizens. We've played a significant role in addressing public policy issues, such as the structure of the state's wind pool insurance programs, which will ensure that the Coast rebuilds better and faster.

You can see why I am optimistic about the future in Mississippi. The year 2006 was a year like no other and we appreciate the confidence you have placed in us with your investment.

Sincerely,



Anthony J. Topazi
President and Chief Executive Officer
April 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mississippi Power Company

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (the "Company") (a wholly owned subsidiary of Southern Company) as of December 31, 2006 and 2005, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements (pages 23 to 47) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 Mississippi Power Company changed its method of accounting for the funded status of the defined benefit pension and other postretirement plans.

Deloitte & Touche LLP

Atlanta, Georgia
February 26, 2007

OVERVIEW

Business Activities

Mississippi Power Company (Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Mississippi and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a stable regulatory environment, to achieve energy sales growth, and to effectively manage and secure timely recovery of rising costs. These costs include those related to growing demand, increasingly stringent environmental standards, fuel prices, and storm restoration following Hurricane Katrina.

Appropriately balancing environmental expenditures with reasonable retail rates will continue to challenge the Company for the foreseeable future. Hurricane Katrina hit the Gulf Coast of Mississippi in August 2005, causing substantial damage to the Company's service territory as the worst natural disaster in the Company's history. All of the Company's 195,000 customers were without service immediately after the storm. Through a coordinated effort with Southern Company, as well as non-affiliates, the Company restored power to all who could receive it within 12 days. However, over 12,000 customers remained unable to receive service as of December 31, 2006. In October 2006, the Company received from the Mississippi Development Authority (MDA) a Community Development Block Grant (CDBG) in the amount of $276.4 million for costs related to Hurricane Katrina, of which $267.6 million was for the retail portion of the Hurricane Katrina restoration costs.

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi Public Service Commission (PSC). PEP was designed with the objective to reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. In December 2005, the Company made its annual PEP filing for the projected 2006 test period and requested an annual five percent, or $32 million, increase in retail base revenues. The retail base rate case became effective April 2006.

In December 2006, the Company made its annual PEP filing for the projected 2007 test period in which no rate change was requested. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

Key Performance Indicators

In striving to maximize shareholder value while providing cost effective energy to customers, the Company continues to focus on several key indicators. These indicators are used to measure the Company's performance for customers and employees.

Recognizing the critical role in the Company's success played by the Company employees, employee-related measures are a significant management focus. These measures include diversity and safety. The 2006 safety performance of the Company was the best in the history of the Company with an Occupational Safety and Health Administration Incidence Rate of 0.39. This achievement resulted in the Company being recognized for the best safety performance among all utilities in the Southeastern Electric Exchange. Inclusion initiatives resulted in a performance above target for the year. In recognition that the Company's long-term financial success is dependent upon how well it satisfies its customers' needs, the Company's retail base rate mechanism, PEP, includes performance indicators that directly tie customer service indicators to the Company's allowed return. PEP measures the Company's performance on a 10-point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40 percent); service reliability, measured in outage minutes per customer (40 percent); and customer satisfaction, measured in surveys of residential customers (20 percent). See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

In addition to the PEP performance indicators, the Company focuses on other performance measures, including broader measures of customer satisfaction, plant availability, system reliability, and net income. The Company's financial success is directly tied to the satisfaction of its customers. Management uses customer satisfaction surveys to evaluate the Company's results. Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. Net income is the primary component of the Company's contribution to Southern Company's earnings per share goal.

The Company's 2006 results compared with its targets for some of these key indicators are reflected in the following chart.

Key Performance Indicator	2006 Target Performance	2006 Actual Performance
Customer Satisfaction	Top quartile in customer surveys	Top quartile
Plant Availability-Peak Season EFOR	3.0% or less	2.26%
Net Income	$77.6 million	$82.0 million

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The financial performance achieved in 2006 reflects the continued emphasis that management places on all of these indicators, as well as the commitment shown by employees in achieving or exceeding management's expectations.

Earnings

The Company's net income after dividends on preferred stock was $82.0 million in 2006 compared to $73.8 million in 2005. The increase in 2006 is primarily the result of a $25.9 million increase in retail base rates which became effective April 1, 2006, a $4.7 million increase in wholesale base revenues, and a $2.9 million decrease in non-fuel related expenses, partially offset by a $13.3 million increase in depreciation and amortization expenses due to the amortization of a regulatory liability related to Plant Daniel capacity and a depreciation rate increase effective January 1, 2006, an $8.6 million decrease in total other income and expense as a result of charitable contributions, and higher interest rates on long-term debt.

Net income after dividends on preferred stock of $73.8 million in 2005 decreased when compared to $76.8 million in 2004 primarily due to a $15.7 million decrease in retail base revenue due to the loss of customers as a result of Hurricane Katrina and a $2.5 million increase in non-fuel related expenses primarily resulting from increased employee benefit expenses, partially offset by a $5.8 million decrease in depreciation and amortization expenses due to the amortization of a regulatory liability related to Plant Daniel capacity, a $3.3 million increase in wholesale base revenues, a $1.2 million increase in other revenues, and a $2.0 million decrease in dividends on preferred stock as compared to 2004 resulting from the loss on redemption of preferred stock recognized in the third quarter 2004.

The net income after dividends on preferred stock of $76.8 million in 2004 increased when compared to $73.5 million in 2003 due to retail sales growth and higher non-territorial energy sales.

RESULTS OF OPERATIONS

A condensed statement of income is as follows:

	Amount	Increase (Decrease) From Prior Year		
	2006	2006	2005	2004
	(in thousands)			
Operating revenues	$1,009,237	$ 39,504	$59,407	$ 40,402
Fuel	438,622	80,050	33,690	95,189
Purchased power	73,247	(70,245)	36,729	13,566
Other operations and maintenance	236,692	(2,930)	2,144	(62,198)
Depreciation and amortization	46,853	13,304	(5,841)	(16,310)
Taxes other than income taxes	60,904	846	4,486	1,581
Total operating expenses	856,318	21,025	71,208	31,828
Operating income	152,919	18,479	(11,801)	8,574
Total other income and (expense)	(21,079)	(8,554)	2,417	1,898
Less --				
Income taxes	48,097	1,723	(4,292)	5,351
Net income	83,743	8,202	(5,092)	5,121
Dividends on preferred stock	1,733	-	(2,099)	1,819
Net income after dividends on preferred stock	$ 82,010	$ 8,202	$ (2,993)	$ 3,302

Revenues

Details of the Company's operating revenues in 2006 and the prior two years are as follows:

	Amount		
	2006	2005	2004
	(in thousands)		
Retail – prior year	**$ 618,860**	$584,313	$516,301
Change in –			
Base rates	**25,872**	-	-
Sales growth and weather	**(137)**	(15,734)	3,555
Fuel cost recovery and other	**2,591**	50,281	64,457
Retail – current year	**647,186**	618,860	584,313
Sales for resale –			
Non-affiliates	**268,850**	283,413	265,863
Affiliates	**76,439**	50,460	44,371
Total sales for resale	**345,289**	333,873	310,234
Other electric operating revenues	**16,762**	17,000	15,779
Total electric operating revenues	**$ 1,009,237**	$969,733	$910,326
Percent change	**4.1%**	6.5%	4.6%

Total retail revenues for 2006 increased 4.6 percent when compared to 2005 primarily as a result of a retail base rate increase effective April 1, 2006. Higher fuel costs also contributed to the increase. Total retail revenues for 2005 increased 5.9 percent when compared to 2004 as a result of higher fuel revenue due to the increase in fuel cost. This increase in retail revenues was partially offset by reductions for the loss of customers in all major classes as a result of Hurricane Katrina. Total retail revenues for 2004 increased 13.2 percent when compared to 2003. While higher fuel costs accounted for 92 percent of this increase, sales growth, particularly in the industrial class, also contributed to the increase.

Electric rates for the Company include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these provisions, fuel revenues generally equal fuel expenses, including the fuel component of purchased power, and do not affect net income. The fuel cost recovery and other revenues increased in 2006 when compared to 2005 as a result of higher fuel costs and an increase in kilowatt-hours (KWH) generated. In 2005, fuel cost recovery and other revenues increased as compared to 2004 due to higher fuel costs. During 2004, fuel cost recovery and other revenues increased as compared to 2003 due to an increase in fuel expenses resulting from consistently higher fuel prices.

Sales for resale to non-affiliates are influenced by the non-affiliate utilities' own customer demand, plant availability, and fuel costs. Total revenues from sales for resale to non-affiliates decreased $14.6 million, or 5.1 percent, in 2006 as compared to 2005 as a result of a $14.7 million decrease in energy revenues, of which $10.1 million was associated with decreased sales and $4.6 million was associated with lower fuel prices. In 2005, total revenues from sales for resale to non-affiliates increased $17.5 million, or 6.6 percent, compared to 2004. This increase primarily resulted from an increase in price per KWH resulting from higher fuel costs. Total revenues from sales for resale to non-affiliates increased in 2004 by $15.9 million, or 6.4 percent. This increase primarily resulted from a $34.1 million increase in energy revenues, of which approximately $6 million was associated with increased KWH sales and $27.8 million was associated with higher fuel prices. The increase in energy revenues was offset by an $18.3 million decrease in capacity revenues due to the termination of a contract with Dynegy, Inc. in 2003.

Included in sales for resale to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. Compared to the prior year, KWH sales to these utilities increased 8.9 percent due to growth in the service territory and recovery from Hurricane Katrina in 2006, decreased 5.0 percent due to Hurricane Katrina in 2005, and increased 3.3 percent in 2004, with the related revenues increasing 7.1 percent, 16.2 percent, and 12.4 percent, respectively. The customer demand experienced by these utilities is determined by factors very similar to those experienced by the Company. Short-term opportunity energy sales are also included in sales for resale to non-affiliates. These opportunity sales are made at market-based rates that generally provide a margin above the Company's variable cost to produce the energy. KWH sales to non-territorial customers decreased 33.0 percent compared to 2005 primarily due to less off-system sales resulting from increased territorial load.

Revenue from energy sales to affiliated companies within the Southern Company system will vary from year to year depending on demand and the availability and cost of generating resources at each company. These sales are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the Federal Energy Regulatory Commission (FERC). These energy sales do not have a significant impact on earnings since the energy is generally sold at marginal cost.

Energy Sales

KWH sales for 2006 and percent change by year were as follows:

	KWH 2006	Percent Change 2006	2005	2004
	(in millions)			
Residential	**2,118**	**(2.8)%**	(5.1)%	1.9 %
Commercial	**2,676**	**(1.8)**	(8.2)	1.9
Industrial	**4,143**	**9.1**	(10.3)	3.0
Other	**37**	**(2.5)**	(5.8)	1.0
Total retail	**8,974**	**2.7**	(8.4)	2.4
Sales for resale				
Non-affiliated	**4,624**	**(3.9)**	(20.2)	2.6
Affiliated	**1,680**	**87.4**	(14.9)	48.6
Total	**15,278**	**5.7**	(13.1)	4.5

Total retail KWH sales increased in 2006 when compared to 2005 due to restoration of customers lost after Hurricane Katrina in 2005. Total retail KWH sales decreased in 2005 when compared to 2004 as the result of the loss of customers following Hurricane Katrina. Total retail KWH sales increased in 2004 when compared to 2003 as a result of economic recovery in the area which affected all customer classes, particularly the industrial class.

Expenses

Total operating expenses increased $21.0 million, or 2.5 percent, in 2006 when compared to 2005 as a result of increases in fuel and purchased power and depreciation and amortization expenses. In 2005 and 2004, total operating expenses increased $71.2 million, or 9.3 percent, and $31.8 million, or 4.3 percent, respectively, primarily as the result of increases in fuel and purchased power, administrative and general expenses, and taxes other than income.

Fuel and Purchased Power

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generation.

Details of the Company's generation, fuel, and purchased power are as follows:

	2006	2005	2004
Total generation (millions of KWH)	**14,224**	12,499	14,058
Total purchased power (millions of KWH)	**1,718**	2,637	3,254
Sources of generation (percent) –			
Coal	**71**	70	69
Gas	**29**	30	31
Cost of fuel, generated (cents per net KWH) –			
Coal	**2.52**	2.24	1.72
Gas	**6.04**	5.94	4.59
Average cost of fuel, generated (cents per net KWH)	**3.34**	3.11	2.50
Average cost of purchased power (cents per net KWH)	**4.26**	5.44	3.28

Fuel and purchased power expenses were $511.9 million in 2006, an increase of $9.8 million, or 2.0 percent, above the prior year costs. This increase was primarily due to an increase of $9.7 million in the cost of fuel and purchased power. In 2005, fuel and purchased power expenses were $502.1 million, an increase of $70.4 million, or 16.3 percent, above the prior year costs. This increase was the result of a $127.6 million increase in the cost of fuel and purchased power and a $57.2 million decrease related to total KWH generated and purchased. Fuel and purchased power expenses in 2004 were $431.6 million, an increase of $108.8 million, or 33.7 percent, above the prior year costs. This increase was the result of a $95.4 million increase in the cost of fuel and purchased power and a $13.3 million increase related to total KWH generated and purchased.

Fuel expense increased $80.1 million in 2006 as compared to 2005 as a result of increases in fuel costs and an increase in generation. This increase in fuel expense is due to a $30.0 million increase in the cost of fuel due to higher coal, gas, transportation, and emission allowance prices and a $50.0 million increase related to more KWH generated. Fuel expense increased $33.7 million in 2005 as compared to 2004. Approximately $71 million in additional fuel expenses resulted from higher coal, gas, transportation prices, and emission allowances, which were partially offset by a $36 million decrease resulting from unit outages that reduced generation. Fuel expense for 2004 increased $95.2 million as compared to 2003. Approximately $25 million of the increase was associated with increased generation and approximately $70 million of the increase was due to higher coal and gas prices.

Purchased power expense decreased $70.2 million, or 49 percent, in 2006 when compared to 2005. The decrease was primarily due to more generation being available to meet customer demand and a decrease in the cost of purchased power. Purchased power expense increased $36.7 million, or 34.4 percent, in 2005 when compared to 2004. The increase is primarily the result of the reduction in generation due to the damage caused by Hurricane Katrina. In 2004, purchased power expense increased $13.6 million, or 14.6 percent, when compared to 2003. The increase was primarily due to an increase in purchases from non-affiliates to meet increased customer demand at lower prices than self-generation. Energy purchases vary from year to year depending on demand and the availability and cost of the Company's generating resources. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's fuel cost recovery clause.

While prices have moderated somewhat in 2006, a significant upward trend in the cost of coal and natural gas has emerged since 2003, and volatility in these markets is expected to continue. Increased coal prices have been influenced by a worldwide increase in demand as a result of rapid economic growth in China, as well as by increases in mining and fuel transportation costs. Higher natural gas prices in the United States are the result of increased demand and slightly lower gas supplies despite increased drilling activity. Natural gas production and supply interruptions, such as those caused by the 2004 and 2005 hurricanes, result in an immediate market response; however, the long-term impact of this price volatility may be reduced by imports of liquefied natural gas if new liquefied gas facilities are built. Fuel expenses generally do not affect net income, since they are offset by fuel revenues under the Company's fuel cost recovery clause. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" and Note 1 to the financial statements under "Fuel Costs" for additional information.

Other Operations and Maintenance

Total other operations and maintenance expense decreased $2.9 million from 2005 to 2006. Other operations expense increased $1.9 million, or 1.1 percent, in 2006 compared to 2005 primarily as a result of a $1.8 million increase in distribution operations expense and a $1.5 million increase in employee benefit expenses, partially offset by a $1.0 million decrease in bad debt expense. In 2005, other operations expense increased $7.9 million, or 4.9 percent, compared to 2004 primarily as a result a $5.2 million increase in employee benefit expenses, a $1.7 million increase in rent expense on the Plant Daniel combined cycle lease, and higher bad debt expense of $1.0 million primarily resulting from Hurricane Katrina. In 2004, other operations expense decreased $69.2 million, or 30 percent, due to approximately $11 million incurred in 2003 to restructure the Plant Daniel combined cycle lease agreement and $60 million in expense recorded in 2003 in connection with the recognition of a regulatory liability following an accounting order from the Mississippi PSC related to Plant Daniel capacity expense. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" and Notes 3 and 7 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" and "Operating Leases – Plant Daniel Combined Cycle Generating Units," respectively, for additional information.

Maintenance expense decreased $4.9 million, or 6.8 percent, in 2006, primarily due to the $3.4 million accrual of certain expenses arising from Hurricane Katrina related to the wholesale portion of the business in 2005 and the $2.8 million partial recovery of these expenses from the CDBG in 2006, partially offset by a $0.5 million increase in 2006 due to the increased operation of combined cycle units as gas costs decreased in 2006 when compared to 2005. Maintenance expense decreased $5.7 million, or 7.5 percent, in 2005 primarily as a result of a $1.1 million decrease in the operation of combined cycle units due to higher gas prices in 2005 when compared to 2004 and a $4.5 million decrease in maintenance expense associated with changes in scheduled maintenance as a result of restoration efforts. These restoration expenses have been deferred in accordance with a Mississippi PSC order. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Cost Recovery" for additional information. In 2004, maintenance expense increased $7.0 million, or 9.9 percent, over the prior year, primarily resulting from higher operation of combined cycle units and increased distribution line maintenance during 2004 as compared to 2003. See Note 7 to the financial statements under "Long-Term Service Agreements" for further information.

Depreciation and Amortization

Depreciation and amortization expenses increased $13.3 million in 2006 compared to 2005 due to amortization related to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity and the impact of a new depreciation study effective January 1, 2006. Depreciation and amortization expenses decreased $5.8 million in 2005 and $16.3 million in 2004 as compared to the prior years primarily as a result of amortization related to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on the Plant Daniel capacity. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for additional information.

Taxes Other Than Income Taxes

Taxes other than income taxes increased 1.4 percent in 2006 compared to 2005 primarily as a result of a $0.5 million increase in ad valorem taxes and a $0.3 million increase in municipal franchise taxes. The retail portion, or approximately 83 percent, of the increase in ad valorem taxes is recoverable under the

Company's ad valorem tax cost recovery clause and, therefore, does not affect net income. The increase in municipal franchise taxes is directly related to the increase in total retail revenues. In 2005, taxes other than income taxes increased 8.1 percent over the prior year primarily due to a $2.9 million increase in ad valorem taxes and a $1.1 million increase in municipal franchise taxes. Taxes other than income taxes increased 2.9 percent in 2004 as compared to 2003 primarily due to additional municipal franchise taxes.

Total Other Income and (Expense)

The $8.6 million decrease in total other income and expense in 2006 compared to 2005 is primarily due to charitable contributions and higher interest rates on long-term debt. The increases in total other income and expense in 2005 compared to 2004 are due to a reversal, as a result of changes in the legal and regulatory environment, of a $2.5 million liability originally recorded for the potential assessment of interest associated with a customer advance. This amount was partially offset by expenses related to recovery from Hurricane Katrina. In 2004, the increase in total other income and expense compared to 2003 was due to interest rates on long-term debt decreasing and lower principal amount of debt outstanding.

Effects of Inflation

The Company is subject to rate regulation that is based on the recovery of costs. PEP is based on annual projected costs, including estimates for inflation. When historical costs are included, or when inflation exceeds projected costs used in rate regulation, the effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. In addition, the income tax laws are based on historical costs. The inflation rate has been relatively low in recent years and any adverse effect of inflation on the Company has not been significant.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeast Mississippi and wholesale customers in the southeastern United States. Prices for electricity relating to purchased power agreements, interconnecting transmission lines and the exchange of electric power are regulated by the FERC. Prices for electricity provided by the Company to retail customers are set by the Mississippi PSC under cost-based regulatory principles. Retail rates and earnings are reviewed and may be adjusted periodically within certain limitations. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements under "FERC Matters" and "Retail Regulatory Matters" for additional information about regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the opportunities, challenges and risks of the Company's business of selling electricity. These factors include the ability of the Company to maintain a stable regulatory environment that continues to allow for the recovery of all prudently incurred costs during a time of increasing costs. Future earnings in the near term will depend, in part, upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth in the Company's service area in the aftermath of Hurricane Katrina.

Environmental Matters

Compliance costs related to the Clean Air Act and other environmental regulations could affect earnings if such costs cannot be fully recovered in rates on a timely basis. Environmental compliance spending over the next several years may exceed amounts estimated. Some of the factors driving the potential for such an increase are higher commodity costs, market demand for labor, and scope additions and clarifications. The timing, specific requirements, and estimated costs could also change as environmental regulations are modified. See Note 3 to the financial statements under "Environmental Matters" for additional information.

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging violations of the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. Through subsequent amendments and other legal procedures, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama after Alabama Power was dismissed from the original action. In these lawsuits, the EPA alleged that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power (including a facility formerly owned by Savannah Electric), including one co-owned by the Company. The civil actions requested penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units.

On June 19, 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving the alleged NSR violations at Plant Miller. The consent decree required Alabama Power to pay $100,000 to resolve the government's claim for a civil penalty and to donate $4.9 million of sulfur dioxide emission allowances to a nonprofit charitable organization and formalized specific emissions reductions to be accomplished by Alabama Power, consistent with other Clean Air Act programs that require emissions reductions. On August 14, 2006, the district court in Alabama granted Alabama Power's motion for summary judgment and entered final judgment in favor of Alabama Power on the EPA's claims related to Plants Barry, Gaston, Gorgas, and Greene County. The plaintiffs have appealed this decision to the U.S. Court of Appeals for the Eleventh Circuit and, on November 14, 2006, the Eleventh Circuit granted plaintiffs' request to stay the appeal, pending the U.S. Supreme Court's ruling in a similar NSR case filed by the EPA against Duke Energy. The action against Georgia Power has been administratively closed since the spring of 2001, and none of the parties has sought to reopen the case.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in this matter could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

The EPA has issued a series of proposed and final revisions to its NSR regulations under the Clean Air Act, many of which have been subject to legal challenges by environmental groups and states. On June 24, 2005, the U.S. Court of Appeals for the District of Columbia Circuit upheld, in part, the EPA's revisions to NSR regulations that were issued in December 2002 but vacated portions of those revisions addressing the exclusion of certain pollution control projects. The Mississippi Department of Environmental Quality (MDEQ) formally adopted the 2002 NSR rules effective in July 2005, but did not adopt the provisions vacated by the District of Columbia Circuit. On March 17, 2006, the U.S. Court of Appeals for the District of Columbia Circuit also vacated an EPA rule which sought to clarify the scope of the existing Routine Maintenance, Repair and Replacement exclusion. In October 2005 and September 2006, the EPA also published proposed rules clarifying the test for determining when an emissions increase subject to the NSR permitting requirements has occurred. The impact of these proposed rules will depend on adoption of the final rules by the EPA and the State of Mississippi's implementation of such rules, as well as the outcome of any additional legal challenges, and, therefore, cannot be determined at this time.

Carbon Dioxide Litigation

In July 2004, attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed a complaint in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. A nearly identical complaint was filed by three environmental groups in the same court. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. Plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005. The ultimate outcome of these matters cannot be determined at this time.

Environmental Statutes and Regulations

General

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; and the Endangered Species Act.

Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through the Company's Environmental Compliance Overview Plan (ECO) Plan. See Note 3 to the financial statements under "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information. Through 2006, the Company had invested approximately $144.0 million in capital projects to comply with these requirements, with annual totals of $4.8 million, $4.0 million, and $2.9 million for 2006, 2005, and 2004, respectively. The Company expects that capital expenditures to assure compliance with existing and new regulations will be an additional $21.0 million, $91.1 million, and $81.8 million for 2007, 2008, and 2009, respectively. Because the Company's compliance strategy is impacted by changes to existing environmental laws and regulations, the cost, availability, and existing inventory of emission allowances, and the Company's fuel mix, the ultimate outcome cannot be determined at this time. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein.

Compliance with possible additional federal or state legislation or regulations related to global climate change, air quality, or other environmental and health concerns could also significantly affect the Company. New environmental legislation or regulations, or changes to existing statutes or regulations, could affect many areas of the Company's operations; however, the full impact of any such changes cannot be determined at this time.

Air Quality

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Through 2006, the Company had spent approximately $77.5 million in reducing sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions and in monitoring emissions pursuant to the Clean Air Act.

In 2005, the EPA revoked the one-hour ozone air quality standard and published the second of two sets of final rules for implementation of the new, more stringent eight-hour ozone standard. During 2005, the EPA's fine particulate matter nonattainment designations also became effective for several areas across the United States. No areas within the Company's service area, however, have been designated as nonattainment under either the eight-hour ozone standard or the fine particulate matter standard.

The EPA issued the final Clean Air Interstate Rule in March 2005. This cap-and-trade rule addresses power plant SO_2 and NO_x emissions that were found to contribute to nonattainment of the eight-hour ozone and fine particulate matter standards in downwind states. Twenty-eight eastern states, including the State of Mississippi, are subject to the requirements of the rule. The rule calls for additional reductions of NO_x and/or SO_2 to be achieved in two phases, 2009/2010 and 2015. These reductions will be accomplished by the installation of additional emission controls at the Company's coal-fired facilities or by the purchase of emission allowances from a cap-and-trade program.

The Clean Air Visibility Rule (formerly called the Regional Haze Rule) was finalized in July 2005. The goal of this rule is to restore natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves (1) the application of Best Available Retrofit Technology (BART) to certain sources built between 1962 and 1977 and (2) the application of any additional emissions reductions which may be deemed necessary for each designated area to achieve reasonable progress toward the natural conditions goal by 2018. Thereafter, for each 10-year planning period, additional emissions reductions will be required to continue to demonstrate reasonable progress in each area during that period. For power plants, the Clean Air Visibility Rule allows states to determine that the Clean Air Interstate Rule satisfies BART requirements for SO_2 and NO_x. However, additional BART requirements for particulate matter could be imposed, and the reasonable progress provisions could result in requirements for additional SO_2 controls. By December 17, 2007, states must submit implementation plans that contain strategies for BART and any other control measures required to achieve the first phase of reasonable progress.

In March 2005, the EPA published the final Clean Air Mercury Rule, a cap-and-trade program for the reduction of mercury emissions from coal-fired power plants. The rule sets caps on mercury emissions to be implemented in two phases, 2010 and 2018, and provides for an emission allowance trading market. The Company anticipates that emission controls installed to achieve compliance with the Clean Air Interstate Rule and the eight-hour ozone and fine-particulate air quality standards will also result in mercury emission reductions. However, the long-term capability of emission control equipment to reduce mercury emissions is still being evaluated, and the installation of additional control technologies may be required.

The impacts of the eight-hour ozone and the fine particulate matter nonattainment designations, the Clean Air Interstate Rule, the Clean Air Visibility Rule, and the Clean Air Mercury Rule on the Company will depend on the development and implementation of rules at the state level. States implementing the Clean Air Mercury Rule and the Clean Air Interstate Rule, in particular, have the option not to participate in the national cap-and-trade programs and could require reductions greater than those mandated by the federal rules. Impacts will also depend on resolution of pending legal challenges to these rules. Therefore, the full effects of these regulations on the Company cannot be determined at this time. The Company has developed and continually updates a comprehensive environmental compliance strategy to comply with the continuing and new environmental requirements discussed above. As part of this strategy, the Company plans to install additional SO_2, NO_x, and mercury emission controls within the next several years to assure continued compliance with applicable air quality requirements.

Water Quality

In July 2004, the EPA published its final technology-based regulations under the Clean Water Act for the purpose of reducing impingement and entrainment of fish, shellfish, and other forms of aquatic life at existing power plant cooling water intake structures. The rules require baseline biological information and, perhaps, installation of fish protection technology near some intake structures at existing power plants. On January 25, 2007, the U.S. Court of Appeals for the Second Circuit overturned and remanded several provisions of the rule to the EPA for revisions. Among other things, the court rejected the EPA's use of "cost-benefit" analysis and suggested some ways to incorporate cost considerations. The full impact of these regulations will depend on subsequent legal proceedings, further rulemaking by the EPA, the results of studies and analyses performed as part of the rules' implementation, and the actual requirements established by state regulatory agencies and, therefore, cannot now be determined.

One facility within the Southern Company system is retrofitting a closed-loop recirculating cooling tower under the Clean Water Act to cool water prior to discharge and similar projects are being considered at other facilities.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and release of hazardous substances. Under these various laws and regulations, the Company could incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in the financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. The Company has received authority from the Mississippi PSC to recover approved environmental compliance costs through specific retail rate clauses. Within limits approved by the Mississippi PSC, these rates are adjusted annually. See Note 3 to the financial statements under "Environmental Matters – Environmental Remediation" and "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information.

Global Climate Issues

Domestic efforts to limit greenhouse gas emissions have been spurred by international negotiations under the Framework Convention on Climate Change and specifically the Kyoto Protocol, which proposes a binding limitation on the emissions of greenhouse gases for industrialized countries. The Bush Administration has not supported U.S. ratification of the Kyoto Protocol or other mandatory carbon dioxide reduction legislation; however, in 2002, it did announce a goal to reduce the greenhouse gas intensity of the U.S. economy, the ratio of greenhouse gas emissions to the value of U.S. economic output, by 18 percent by 2012. Southern Company is participating in the voluntary electric utility sector climate change initiative, known as Power Partners, under the Bush Administration's Climate VISION program. The utility sector pledged to reduce its greenhouse gas emissions rate by 3 percent to 5 percent by 2010-2012. Southern Company continues to evaluate future energy and emission profiles relative to the Power Partners program and is participating in voluntary programs to support the industry initiative. In addition, Southern Company is participating in the Bush Administration's Asia Pacific Partnership on Clean Development and Climate, a public/private partnership to work together to meet goals for energy security, national air pollution reduction, and climate change in ways that promote sustainable economic growth and poverty reduction. Legislative proposals that would impose mandatory restrictions on carbon dioxide emissions continue to be considered in Congress. The ultimate outcome cannot be determined at this time; however, mandatory restrictions on the Company's carbon dioxide emissions could result in significant additional compliance costs that could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in that proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period beginning February 27, 2005 could be subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. Such sales through May 27, 2006, the end of the refund period, were approximately $8.4 million for the Company. In the event that the FERC's default mitigation measures for entities that are found to have market power are ultimately applied, the Company may be required to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

In addition, in May 2005, the FERC started an investigation to determine whether Southern Company satisfies the other three parts of the FERC's market-based rate analysis: transmission market power, barriers to entry, and affiliate abuse or reciprocal dealing. The FERC established a new 15-month refund period related to this expanded investigation. Any new market-based rate sales involving any Southern Company subsidiary, including the Company, could be subject to refund to the extent the FERC orders lower rates as a result of this new investigation. Such sales through October 19, 2006, the end of the refund period, were approximately $14.5 million for the Company, of which $7.3 million relates to sales inside the retail service territory as discussed above. The FERC also directed that this expanded proceeding be held in abeyance pending the outcome of the proceeding on the IIC discussed below. On January 3, 2007, the FERC issued an order noting settlement of the IIC proceeding and seeking comment identifying any remaining issues and the proper procedure for addressing any such issues.

The Company believes that there is no meritorious basis for these proceedings and is vigorously defending itself in this matter. However, the final outcome of this matter, including any remedies to be applied in the event of an adverse ruling in these proceedings, cannot now be determined.

Intercompany Interchange Contract

The Company's generation fleet is operated under the IIC, as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, Southern Power, and Southern Company Services, Inc. (SCS) as agent, under the terms of which the power pool of Southern Company is operated, and, in particular, the propriety of the continued inclusion of Southern Power as a party to the IIC, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct.

On October 5, 2006, the FERC issued an order accepting a settlement resolving the proceeding subject to Southern Company's agreement to accept certain modifications to the settlement's terms. On October 20, 2006, Southern Company notified the FERC that it accepted the modifications. The modifications largely involve functional separation and information restrictions related to marketing activities conducted on behalf of Southern Power. Southern Company filed with the FERC on November 6, 2006 an implementation plan to comply with the modifications set forth in the order. The impact of the modifications is not expected to have a material impact on the Company's financial statements.

Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to new generating facilities interconnecting to a transmission system. Order 2003 was affirmed by the U.S. Court of Appeals for the District of Columbia Circuit on January 12, 2007. The cost impact resulting from Order 2003 will vary on a case-by-case basis for each new generator interconnecting to the transmission system.

On November 22, 2004, generator company subsidiaries of Tenaska, Inc. (Tenaska), as counterparties to three previously executed interconnection agreements with subsidiaries of Southern Company, filed complaints at the FERC requesting that the FERC modify the agreements and that those Southern Company subsidiaries refund a total of $19 million previously paid for interconnection facilities, with interest. Southern Company has also received requests for similar modifications from other entities, though no other complaints are pending with the FERC. On January 19, 2007, the FERC issued an order granting Tenaska's requested relief. Although the FERC's order requires the modification of Tenaska's interconnection agreements, the order reduces the amount of the refund that had been requested by Tenaska. As a result, Southern Company estimates indicate that no refund is due to Tenaska. Southern Company has requested rehearing of the FERC's order. The final outcome of this matter cannot now be determined.

Transmission

In December 1999, the FERC issued its final rule on Regional Transmission Organizations (RTOs). Since that time, there have been a number of additional proceedings at the FERC designed to encourage further voluntary formation of RTOs or to mandate their formation. However, at the current time, there are no active proceedings that would require the Company to participate in an RTO. Current FERC efforts that may potentially change the regulatory and/or operational structure of transmission include rules related to the standardization of generation interconnection, as well as an inquiry into, among other things, market power by vertically integrated utilities. See "Market-Based Rate Authority" and "Generation Interconnection Agreements" above for additional information. The final outcome of these proceedings cannot now be determined. However, the Company's financial condition, results of operations, and cash flows could be adversely affected by future changes in the federal regulatory or operational structure of transmission.

PSC Matters

Performance Evaluation Plan

See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for information on the Company's base rates. In May 2004, the Mississippi PSC approved the Company's request to reclassify 266 megawatts of Plant Daniel Units 3 and 4 capacity to jurisdictional cost of service effective January 1, 2004, and authorized the Company to

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed critical accounting policies and estimates described below with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Mississippi PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), which requires the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of SFAS No. 71 has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines and accounting principles generally accepted in the United States. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and records reserves for those matters where a loss is considered probable and reasonably estimable in accordance with generally accepted accounting principles. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in IRS or state revenue department interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party.
- Identification and evaluation of other potential lawsuits or complaints in which the Company may be named as a defendant.
- Resolution or progression of existing matters through the legislative process, the court systems, the IRS, or the EPA.

Unbilled Revenues

Revenues related to the sale of electricity are recorded when electricity is delivered to customers. However, the determination of KWH sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, power delivery volume, and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

Plant Daniel Operating Lease

As discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units," the Company leases a 1,064 megawatt natural gas combined cycle facility at Plant Daniel (Facility) from Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected in the balance sheets. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception.
- The Company's incremental borrowing rate.
- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term.
- Residual value of the Facility at the end of the lease term.
- Estimated economic life of the Facility.
- Juniper's status as a voting interest entity.

The determination of operating lease treatment was made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However the Company also is required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest and depreciation expense of approximately $37 million annually, rather than annual lease expense of approximately $27 million.

New Accounting Standards

Stock Options

On January 1, 2006, the Company adopted FASB Statement No. 123(R), "Share-Based Payment," using the modified prospective method. This statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the grant date fair value of the equity or liability instruments issued. Although the compensation expense required under the revised statement differs slightly, the impacts on the Company's financial statements are similar to the pro forma disclosures included in Note 1 to the financial statements under "Stock Options."

Pensions and Other Postretirement Plans

On December 31, 2006, the Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158), which requires recognition of the funded status of its defined benefit postretirement plans in its balance sheet. With the adoption of SFAS No. 158, the Company recorded an additional prepaid pension asset of $21.3 million with respect to its overfunded defined benefit plan and additional liabilities of $1.5 million and $29.1 million, respectively, related to its underfunded non-qualified pension plans and other postretirement benefit plans. Additionally, SFAS No. 158 will require the Company to change the measurement date for its defined benefit postretirement plan assets and obligations from September 30 to December 31 beginning with the year ending December 31, 2008. See Note 2 to the financial statements for additional information.

Guidance on Considering the Materiality of Misstatements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings. The provisions of SAB 108 were effective for the Company for the year ended December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

Income Taxes

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). This interpretation requires that tax benefits must be "more likely than not" of being sustained in order to be recognized. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

Fair Value Measurement

The FASB issued FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157), in September 2006. SFAS No. 157 provides guidance on how to measure fair value where it is permitted or required under other accounting pronouncements. SFAS No. 157 also requires additional disclosures about fair value measurements. The Company plans to adopt SFAS No. 157 on January 1, 2008 and is currently assessing its impact.

Fair Value Option

In February 2007, the FASB issued FASB Statement No. 159, "Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115" (SFAS No. 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The Company plans to adopt SFAS No. 159 on January 1, 2008 and is currently assessing its impact.

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition remained stable at December 31, 2006. Net cash flow from operations increased from 2005 by $153.0 million. The increase was primarily due to the proceeds received from the CDBG program. The $77.4 million decrease in 2005 compared to 2004 resulted primarily from the storm damage costs related to Hurricane Katrina. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" for additional information.

Significant changes in the balance sheet as of December 31, 2006, compared to 2005, primarily relate to Hurricane Katrina storm restoration activities. These storm-related changes include a reduction in the retail regulatory asset primarily as a result of the CDBG proceeds of $267.6 million, the decrease in insurance receivable primarily as a result of the receipt of external insurance proceeds of $58 million, a reduction to affiliated payables in the amount of $98.3 million primarily due to the payment of storm-related charges, and a reduction in notes payable in the amount of $151 million. Additional changes include a $54.7 million decrease in under recovered regulatory clause revenues primarily due to fuel cost recovery in 2006. For additional information regarding significant changes in the balance sheets, see Note 2 to the financial statements under "Retirement Benefits." See FUTURE EARNINGS POTENTIAL – "PSC Matters – Storm Damage Cost Recovery" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Recovery" for additional information related to the deferral of the restoration costs, including both capital and operation and maintenance expenditures.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, increased from 64.3 percent in 2005 to 65.4 percent at December 31, 2006. The Company has received investment grade ratings from the major rating agencies with respect to debt, preferred securities, and preferred stock.

Sources of Capital

The Company plans to obtain the funds required for construction, continued storm damage restoration, and other purposes from sources similar to those used in the past, which were primarily from operating cash flows, security issuances, term loans, and short-term borrowings. See Note 3 to the financial statements under "Storm Damage Cost Recovery" for additional information. The amount, type, and timing of any financings, if needed, will depend upon regulatory approval, prevailing market conditions, and other factors.

The issuance of securities by the Company is subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, the Company files registration statements with the SEC under the Securities Act of 1933, as amended (1933 Act). The amount of securities authorized by the FERC, as well as the amounts registered under the 1933 Act, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company.

To meet short-term cash needs and contingencies, the Company has various sources of liquidity. At December 31, 2006, the Company had approximately $4.2 million of cash and cash equivalents and $181 million of unused credit arrangements with banks. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper and extendible commercial notes at the request and for the benefit of the Company and the other traditional operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other traditional operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. At December 31, 2006, the Company had $51.4 million outstanding in commercial paper.

Financing Activities

During 2006, a portion of the CDBG funds was used to repay short-term debt incurred to fund storm restoration efforts.

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Off-Balance Sheet Financing Arrangements

In 2001, the Company began an initial 10-year term of a lease agreement for a combined cycle generating facility built at Plant Daniel. In June 2003, the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. The Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. Accordingly, the lease is not reflected in the balance sheets.

The initial lease term ends in 2011, and the lease includes a renewal and a purchase option based on the cost of the Facility at the inception of the lease, which was approximately 370 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease also provides for a residual value guarantee, approximately 73 percent of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. However, the Company, along with all members of the Southern Company power pool, is party to certain derivative agreements that could require collateral and/or accelerated payment in the event of a credit rating change to below investment grade for Alabama Power and/or Georgia Power. These agreements are primarily for natural gas and power price risk management activities. At December 31, 2006, the Company's total exposure to these types of agreements was approximately $27.4 million.

Market Price Risk

Due to cost-based rate regulation, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Company policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques that include, but are not limited to, market valuation, value at risk, stress testing, and sensitivity analysis.

The Company does not currently hedge interest rate risk. The weighted average interest rate on variable long-term debt at January 1, 2007 was 4.41 percent. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $1.2 million at December 31, 2006. The Company is not aware of any facts or circumstances that would significantly affect such exposures in the near term. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2006, exposure from these activities was not material to the Company's financial statements.

In addition, at the instruction of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2006, exposure from these activities was not material to the Company's financial statements.

The changes in fair value of energy contracts and year-end valuations were as follows:

	Changes in Fair Value	
	2006	2005
	(in thousands)	
Contracts beginning of year	**$ 27,106**	$ 889
Contracts realized or settled	**(494)**	(13,816)
New contracts at inception	**-**	-
Changes in valuation techniques	**-**	-
Current period changes(a)	**(32,972)**	40,033
Contracts end of year	**$ (6,360)**	$ 27,106

(a) Current period changes also include the changes in fair value of new contracts entered into during the period.

Source of 2006 Year-End Valuation Prices			
	Total	Maturity	
	Fair Value	Year 1	2-3 Years
	(in thousands)		
Actively quoted	$ (7,506)	$ (6,065)	$ (1,441)
External sources	1,146	1,146	-
Models and other methods	-	-	-
Contracts end of year	$ (6,360)	$ (4,919)	$ (1,441)

These contracts are related primarily to fuel hedging programs under which unrealized gains and losses from mark to market adjustments are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the Company's energy cost management clause.

Gains and losses on forward contracts for the sale of electricity that do not represent hedges are recognized in the statements of income as incurred. For the years ended December 31, 2006, 2005, and 2004, these amounts were not material.

At December 31, 2006, the fair value gains/(losses) of energy-related derivative contracts were reflected in the financial statements as follows:

	Amounts
	(in thousands)
Regulatory assets, net	**$(7,321)**
Accumulated other comprehensive income	**969**
Net income	**(8)**
Total fair value	**$(6,360)**

Unrealized pre-tax gains and losses from energy-related derivative contracts recognized in income were not material for any year presented. The Company is exposed to market price risk in the event of nonperformance by counterparties to the energy-related derivative contracts. The Company's policy is to enter into agreements with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $146 million for 2007, of which $6 million is related to Hurricane Katrina restoration, $258 million for 2008, and $161 million for 2009. Environmental expenditures included in these amounts are $21 million, $91 million, and $82 million for 2007, 2008, and 2009, respectively. Actual construction costs may vary from this estimate because of changes in such factors as: business conditions; environmental regulations; FERC rules and regulations; load projections; storm impacts; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered.

In addition, as discussed in Note 2 to the financial statements, the Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the Mississippi PSC and the FERC.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt, as well as the related interest, derivative obligations, preferred stock dividends, leases, and other purchase commitments, are as follows. See Notes 1, 6, and 7 to the financial statements for additional information.

Contractual Obligations

	2007	2008-2009	2010-2011	After 2011	Total
			(in thousands)		
Long-term debt(a) –					
Principal	$ -	$ 40,000	$ -	$238,777	$ 278,777
Interest	14,694	29,388	24,956	278,796	347,834
Commodity derivative obligations[(b)]	8,572	2,681	-	-	11,253
Preferred stock dividends[(c)]	1,733	3,466	3,466	-	8,665
Operating leases	40,095	71,592	59,721	3,574	174,982
Purchase commitments[(d)]					
Capital[(e)]	146,000	419,000	-	-	565,000
Coal	280,602	271,185	35,100	31,200	618,087
Natural gas[(f)]	140,242	193,531	70,171	248,697	652,641
Long-term service agreements	10,547	20,768	21,765	101,856	154,936
Post retirement benefits trust[(g)]	190	380	-	-	570
Total	$642,675	$1,051,991	$215,179	$902,900	$ 2,812,745

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2007, as reflected in the statements of capitalization.

(b) For additional information, see Notes 1 and 6 to the financial statements.

(c) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(d) The Company generally does not enter into non-cancelable commitments for other operations and maintenance expenditures. Total other operations and maintenance expenses for 2006, 2005, and 2004 were $237 million, $240 million, and $237 million, respectively.

(e) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures. At December 31, 2006, significant purchase commitments were outstanding in connection with the construction program.

(f) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2006.

(g) The Company forecasts postretirement trust contributions over a three-year period. No contributions related to the Company's pension trust are currently expected during this period. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2006 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning growth, retail rates, storm damage cost recovery and repairs, fuel cost recovery, environmental regulations and expenditures, access to sources of capital, projections for postretirement benefit trust contributions, financing activities, impacts of the adoption of new accounting rules, completion of construction projects, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, and also changes in environmental, tax, and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including FERC matters and EPA civil actions;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity, including those relating to weather, the general economy and population, and business growth (and declines);
- available sources and costs of fuels;
- ability to control costs;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to fuel and storm restoration cost recovery;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due;
- the ability to obtain new short- and long-term contracts with neighboring utilities;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, pandemic health events such as an avian influenza, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents similar to the August 2003 power outage in the Northeast;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

The Company expressly disclaims any obligation to update any forward-looking statements.

STATEMENTS OF INCOME

For the Years Ended December 31, 2006, 2005, and 2004
Mississippi Power Company 2006 Annual Report

	2006	2005	2004
		(in thousands)	
Operating Revenues:			
Retail revenues	**$ 647,186**	$618,860	$ 584,313
Sales for resale –			
Non-affiliates	**268,850**	283,413	265,863
Affiliates	**76,439**	50,460	44,371
Other revenues	**16,762**	17,000	15,779
Total operating revenues	**1,009,237**	969,733	910,326
Operating Expenses:			
Fuel	**438,622**	358,572	324,882
Purchased power –			
Non-affiliates	**16,292**	32,208	33,528
Affiliates	**56,955**	111,284	73,235
Other operations –			
Other	**170,277**	168,355	160,477
Maintenance	**66,415**	71,267	77,001
Depreciation and amortization	**46,853**	33,549	39,390
Taxes other than income taxes	**60,904**	60,058	55,572
Total operating expenses	**856,318**	835,293	764,085
Operating Income	**152,919**	134,440	146,241
Other Income and (Expense):			
Interest income	**4,272**	1,718	777
Interest expense	**(16,041)**	(11,230)	(11,776)
Interest expense to affiliate trust	**(2,598)**	(2,598)	(1,948)
Distributions on mandatorily redeemable preferred securities	**-**	-	(630)
Other income (expense), net	**(6,712)**	(415)	(1,365)
Total other income and (expense)	**(21,079)**	(12,525)	(14,942)
Earnings Before Income Taxes	**131,840**	121,915	131,299
Income taxes	**48,097**	46,374	50,666
Net Income	**83,743**	75,541	80,633
Dividends on Preferred Stock	**1,733**	1,733	3,832
Net Income After Dividends on Preferred Stock	**$ 82,010**	$ 73,808	$ 76,801

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006, 2005, and 2004
Mississippi Power Company 2006 Annual Report

	2006	2005	2004
		(in thousands)	
Operating Activities:			
Net income	**$ 83,743**	$ 75,541	$ 80,633
Adjustments to reconcile net income to net cash provided from operating activities --			
Depreciation and amortization	**68,198**	63,319	60,260
Deferred income taxes and investment tax credits, net	**(47,535)**	118,316	44,424
Plant Daniel capacity	**(13,008)**	(25,125)	(16,508)
Pension, postretirement, and other employee benefits	**5,650**	2,938	(1,084)
Stock option expense	**1,057**	-	-
Tax benefit of stock options	**258**	3,723	1,532
Other, net	**(5,761)**	1,493	(1,823)
Changes in certain current assets and liabilities --			
Receivables	**64,976**	(107,836)	(26,250)
Fossil fuel stock	**7,765**	(25,745)	5,528
Materials and supplies	**750**	(6,234)	(3,768)
Prepaid income taxes	**20,247**	(40,059)	3,419
Other current assets	**(6,560)**	(2,498)	(2,018)
Hurricane Katrina grant proceeds	**120,328**	-	-
Hurricane Katrina accounts payable	**(50,512)**	(82,102)	-
Other accounts payable	**(30,419)**	40,255	(5,555)
Accrued taxes	**1,972**	4,001	151
Accrued compensation	**(629)**	674	82
Over recovered regulatory clause revenues	**(26,188)**	20,831	(25,761)
Other current liabilities	**634**	441	6,052
Net cash provided from operating activities	**194,966**	41,933	119,314
Investing Activities:			
Property additions	**(127,290)**	(158,084)	(72,066)
Cost of removal net of salvage	**(9,420)**	(26,140)	(3,189)
Construction payables	**(7,596)**	16,417	1,243
Hurricane Katrina capital grant proceeds	**152,752**	-	-
Other	**(1,992)**	(2,655)	(2,066)
Net cash provided from (used for) investing activities	**6,454**	(170,462)	(76,078)
Financing Activities:			
Increase (decrease) in notes payable, net	**(150,746)**	202,124	-
Proceeds--			
Senior notes	**-**	30,000	40,000
Preferred stock	**-**	-	30,000
Gross excess tax benefit of stock options	**669**	-	-
Capital contributions from parent company	**5,503**	(25)	1,791
Redemptions--			
First mortgage bonds	**-**	(30,000)	-
Senior notes	**-**	-	(80,000)
Preferred stock	**-**	-	(28,388)
Payment of preferred stock dividends	**(1,733)**	(1,733)	(1,829)
Payment of common stock dividends	**(65,200)**	(62,000)	(66,200)
Other	**-**	(2,481)	(785)
Net cash provided from (used for) financing activities	**(211,507)**	135,885	(105,411)
Net Change in Cash and Cash Equivalents	**(10,087)**	7,356	(62,175)
Cash and Cash Equivalents at Beginning of Year	**14,301**	6,945	69,120
Cash and Cash Equivalents at End of Year	**$ 4,214**	$ 14,301	$ 6,945
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest (net of $–, $– and $– capitalized, respectively)	**$ 29,288**	$ 13,499	$ 12,084
Income taxes (net of refunds)	**75,209**	(40,801)	6,654

The accompanying notes are an integral part of these financial statements.

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BALANCE SHEETS

At December 31, 2006 and 2005
Mississippi Power Company 2006 Annual Report

Assets	2006	2005
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 4,214**	$ 14,301
Receivables --		
Customer accounts receivable	**42,099**	36,747
Unbilled revenues	**23,807**	20,267
Under recovered regulatory clause revenues	**50,778**	105,505
Other accounts and notes receivable	**5,870**	21,507
Insurance receivable	**20,551**	60,163
Affiliated companies	**23,696**	19,595
Accumulated provision for uncollectible accounts	**(855)**	(2,321)
Fossil fuel stock, at average cost	**42,679**	50,444
Materials and supplies, at average cost	**27,927**	28,678
Prepaid income taxes	**22,031**	42,278
Other regulatory assets	**42,391**	23,042
Other	**15,091**	25,160
Total current assets	**320,279**	445,366
Property, Plant, and Equipment:		
In service	**2,054,151**	1,987,294
Less accumulated provision for depreciation	**836,922**	803,754
	1,217,229	1,183,540
Construction work in progress	**40,608**	52,225
Total property, plant, and equipment	**1,257,837**	1,235,765
Other Property and Investments	**4,636**	6,821
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**9,280**	9,863
Prepaid pension costs	**36,424**	17,264
Deferred property damage	**-**	209,324
Other regulatory assets	**61,086**	22,241
Other	**18,834**	34,625
Total deferred charges and other assets	**125,624**	293,317
Total Assets	**$1,708,376**	$1,981,269

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

At December 31, 2006 and 2005
Mississippi Power Company 2006 Annual Report

Liabilities and Stockholder's Equity	**2006**	2005
	(in thousands)	
Current Liabilities:		
Notes payable	**$ 51,377**	$ 202,124
Accounts payable --		
Affiliated	**24,615**	122,899
Other	**73,236**	89,598
Customer deposits	**8,676**	7,298
Accrued taxes --		
Income taxes	**4,171**	17,736
Other	**50,346**	48,296
Accrued interest	**2,332**	3,408
Accrued compensation	**23,958**	24,587
Over recovered regulatory clause revenues	**-**	26,188
Plant Daniel capacity	**5,659**	13,008
Other	**40,266**	40,334
Total current liabilities	**284,636**	595,476
Long-term Debt (See accompanying statements)	**242,553**	242,548
Long-term Debt Payable to Affiliated Trust (See accompanying statements)	**36,082**	36,082
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**236,202**	266,629
Deferred credits related to income taxes	**16,218**	19,003
Accumulated deferred investment tax credits	**16,402**	17,465
Employee benefit obligations	**92,403**	58,318
Other cost of removal obligations	**82,397**	81,284
Other regulatory liabilities	**22,559**	13,411
Other	**56,324**	57,113
Total deferred credits and other liabilities	**522,505**	513,223
Total Liabilities	**1,085,776**	1,387,329
Preferred Stock (See accompanying statements)	**32,780**	32,780
Common Stockholder's Equity (See accompanying statements)	**589,820**	561,160
Total Liabilities and Stockholder's Equity	**$1,708,376**	$1,981,269
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION

At December 31, 2006 and 2005
Mississippi Power Company 2006 Annual Report

	2006	2005	2006	2005
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
Long-term notes payable --				
5.4% to 5.625% due 2033-2035	**$120,000**	$120,000		
Adjustable rates (5.54% at 1/1/07) due 2009	**40,000**	40,000		
Total long-term notes payable	**160,000**	160,000		
Other long-term debt --				
Pollution control revenue bonds:				
Variable rates (3.75% to 4.04% at 1/1/07) due 2020-2028	**82,695**	82,695		
Unamortized debt premium (discount), net	**(142)**	(147)		
Total long-term debt (annual interest requirement -- $12.1 million)	**242,553**	242,548	**27.0%**	27.8%
Long-term Debt Payable to Affiliated Trust:				
7.20% due 2041 (annual interest requirement -- $2.6 million)	**36,082**	36,082	**4.0**	4.1
Cumulative Preferred Stock:				
$100 par value				
Authorized: 1,244,139 shares				
Outstanding: 334,210 shares 4.40% to 5.25% (annual dividend requirement -- $1.7 million)	**32,780**	32,780	**3.6**	3.8
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized: 1,130,000 shares				
Outstanding: 1,121,000 shares	**37,691**	37,691		
Paid-in capital	**307,019**	299,536		
Retained earnings	**244,511**	227,701		
Accumulated other comprehensive income (loss)	**599**	(3,768)		
Total common stockholder's equity	**589,820**	561,160	**65.4**	64.3
Total Capitalization	**$901,235**	$872,570	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2006, 2005 and 2004
Mississippi Power Company 2006 Annual Report

	Common Stock	Paid-In Capital	Retained Earnings	Other Comprehensive Income (loss)	Total
			(in thousands)		
Balance at December 31, 2003	$ 37,691	$ 292,841	$203,419	$ (1,462)	$ 532,489
Net income after dividends on preferred stock	-	-	76,801	-	76,801
Capital contributions from parent company	-	3,323	-	-	3,323
Other comprehensive income (loss)	-	-	-	(2,122)	(2,122)
Cash dividends on common stock	-	-	(66,200)	-	(66,200)
Other	-	(327)	1,873	-	1,546
Balance at December 31, 2004	37,691	295,837	215,893	(3,584)	545,837
Net income after dividends on preferred stock	-	-	73,808	-	73,808
Capital contributions from parent company	-	3,699	-	-	3,699
Other comprehensive income (loss)	-	-	-	(184)	(184)
Cash dividends on common stock	-	-	(62,000)	-	(62,000
Balance at December 31, 2005	**37,691**	**299,536**	**227,701**	**(3,768)**	**561,160**
Net income after dividends on preferred stock	**-**	**-**	**82,010**	**-**	**82,010**
Capital contributions from parent company	**-**	**7,483**	**-**	**-**	**7,483**
Other comprehensive income (loss)	**-**	**-**	**-**	**(180)**	**(180)**
Adjustment to initially apply FASB Statement No. 158, net of tax	**-**	**-**	**-**	**4,547**	**4,547**
Cash dividends on common stock	**-**	**-**	**(65,200)**	**-**	**(65,200)**
Balance at December 31, 2006	**$ 37,691**	**$ 307,019**	**$244,511**	**$ 599**	**$ 589,820**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2006, 2005, and 2004
Mississippi Power Company 2006 Annual Report

	2006	2005	2004
Net income after dividends on preferred stock	**$ 82,010**	$ 73,808	$ 76,801
Other comprehensive income (loss):			
Change in additional minimum pension liability, net of tax of $(614), $(167) and $(1,131), respectively	**(990)**	(269)	(1,825)
Change in fair value of marketable securities, net of tax of $-, $- and $49, respectively	**-**	-	80
Changes in fair value of qualifying hedges, net of tax of $502, $53 and $(184), respectively	**810**	85	(297)
Less: Reclassification adjustment for amounts included in net income, net of tax of $-, $- and $(49), respectively	**-**	-	(80)
Total other comprehensive income (loss)	**(180)**	(184)	(2,122)
Comprehensive Income	**$ 81,830**	$ 73,624	$ 74,679

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (Company) is a wholly owned subsidiary of Southern Company, which is the parent company of four traditional operating companies, Southern Power Company (Southern Power), Southern Company Services (SCS), Southern Communications Services (SouthernLINC Wireless), Southern Company Holdings (Southern Holdings), Southern Nuclear Operating Company (Southern Nuclear), Southern Telecom, and other direct and indirect subsidiaries. The traditional operating companies, Alabama Power, Georgia Power, Gulf Power, and the Company, provide electric service in four Southeastern states. The Company operates as a vertically integrated utility providing service to retail customers in southeast Mississippi and to wholesale customers in the Southeast. Southern Power constructs, acquires, and manages generation assets, and sells electricity at market-based rates in the wholesale market. SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications services to the traditional operating companies and also markets these services to the public within the Southeast. Southern Telecom provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding company subsidiary for Southern Company's investments in synthetic fuels and leveraged leases and various other energy related businesses. Southern Nuclear operates and provides services to Southern Company's nuclear power plants. On January 4, 2006, Southern Company completed the sale of substantially all of the assets of Southern Company Gas, its competitive retail natural gas marketing subsidiary.

The equity method is used for subsidiaries which are variable interest entities and for which the Company is not the primary beneficiary. Certain prior years' data presented in the financial statements have been reclassified to conform with the current year presentation.

The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Mississippi Public Service Commission (PSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $55.2 million, $51.6 million, and $45.3 million during 2006, 2005, and 2004, respectively. Cost allocation methodologies used by SCS were approved by the Securities and Exchange Commission prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. However, with the hurricane damage experienced in the last two years, assistance for storm restoration has caused an increase in these activities. The total amount of storm restoration provided to Alabama Power, Georgia Power, and Gulf Power in 2004 and 2005 was $3.3 million and $1.0 million, respectively. These activities were billed at cost. The Company received storm restoration assistance from other Southern Company subsidiaries totaling $1.5 million and $73.5 million in 2006 and 2005, respectively.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $8.6 million, $8.2 million, and $7.2 million in 2006, 2005, and 2004, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $19.7 million, $19.5 million, and $17.4 million in 2006, 2005, and 2004, respectively. See Notes 4 and 5 for additional information on certain deferred tax liabilities payable to affiliates.

In 2006, for purposes of filing the consolidated Southern Company tax return, the Company treated certain items as tax capital gains rather than deferring those gains over the life of the related assets. This allowed two Southern Holdings entities to utilize certain tax capital losses in the current year rather than carry them forward to future years. The Company has recorded a deferred tax liability of approximately $22.8 million related to these Southern Holdings entities in "Accumulated Deferred Income Taxes" on the balance sheets.

The traditional operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS, as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel Commitments" for additional information.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

	2006	2005	Note
	(in thousands)		
Hurricane Katrina	**$ 4,683**	$209,324	(i)
Underfunded retiree benefit plans	**38,814**	-	(j)
Property damage	**(4,356)**	(500)	(g)
Deferred income tax charges	**9,860**	10,443	(a)
Property tax	**18,264**	15,148	(b)
Vacation pay	**7,078**	6,954	(c)
Loss on reacquired debt	**9,626**	10,381	(d)
Loss on redeemed preferred stock	**743**	914	(e)
Loss on rail cars	**344**	405	
Other regulatory assets	**4,798**	-	(g)
Fuel-hedging assets	**12,252**	232	(f)
Asset retirement obligations	**6,954**	10,668	(a)
Deferred income tax credits	**(18,238)**	(20,559)	(a)
Other cost of removal obligations	**(82,397)**	(81,284)	(a)
Plant Daniel capacity	**(5,659)**	(18,667)	(h)
Fuel-hedging liabilities	**(3,644)**	(27,695)	(f)
Other liabilities	**(2,606)**	(660)	(g)
Overfunded retiree benefit plans	**(21,319)**	-	(j)
Total	**$(24,803)**	$115,104	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered and deferred tax liabilities are amortized over the related property lives, which may range up to 50 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.

(b) Recovered through the ad valorem tax adjustment clause over a 12-month period beginning in April of the following year.

(c) Recorded as earned by employees and recovered as paid, generally within one year.

(d) Recovered over the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to 50 years.

(e) Amortized over a period beginning in 2004 that is not to exceed seven years.

(f) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the Energy Cost Management clause (ECM).

(g) Recorded and recovered as approved by the Mississippi PSC.

(h) Amortized over a four-year period ending in 2007.

(i) For additional information, see Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."

(j) Recovered and amortized over the average remaining service period which may range up to 15 years. See Note 2 under "Retirement Benefits."

In the event that a portion of the Company's operations is no longer subject to the provisions of SFAS No. 71, the Company would be required to write off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair values. All regulatory assets and liabilities are to be reflected in rates. See Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."

Government Grants

The Company received a grant in October 2006 from the Mississippi Development Authority (MDA) for $276.4 million, primarily for storm damage cost recovery. The grant proceeds do not represent a future obligation of the Company. The portion of any grants received related to retail storm recovery is applied to the retail regulatory asset that is established as restoration costs are incurred. The portion related to wholesale storm recovery is recorded either as a reduction to operations and maintenance expense or as a reduction in accumulated depreciation depending on the restoration work performed and the appropriate allocations of cost of service.

Revenues

Energy and other revenues are recognized as services are rendered. Wholesale capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues related to retail sales are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between these actual costs and amounts billed in current regulated rates. Under or over recovered regulatory clause revenues are recorded in the balance sheets and are recovered or returned to customers through adjustments to the billing factors. The Company is required to file with the Mississippi PSC for an adjustment to the fuel cost recovery factor annually.

The Company has a diversified base of customers. For years ended December 31, 2006 and December 31, 2005, no single customer or industry comprises 10 percent or more of revenue. For all periods presented, uncollectible accounts averaged less than 1 percent of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense generally includes the cost of purchased emission allowances as they are used. Fuel costs also included gains and/or losses from fuel hedging programs as approved by the Mississippi PSC.

Income and Other Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average life of the related property. Taxes that are collected from customers on behalf of governmental agencies to be remitted to these agencies are presented net on the statements of income.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of funds used during construction for projects over $10 million.

The Company's property, plant, and equipment consisted of the following at December 31:

	2006	2005
	(in thousands)	
Generation	**$ 847,904**	$ 833,598
Transmission	**414,490**	390,961
Distribution	**648,304**	624,769
General	**143,453**	137,966
Total plant in service	**$2,054,151**	$1,987,294

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.2 percent in 2006 and 3.4 percent in each of 2005 and 2004. Depreciation studies are conducted periodically to update the composite rates. In March 2006, the Mississippi PSC approved the study filed by the Company in 2005, with new rates effective January 1, 2006. The new depreciation rates did not result in a material change to annual depreciation expense. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its cost, together with the cost of removal, less salvage, is charged to the accumulated depreciation provision. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities.

In January 2006, the Mississippi PSC issued an accounting order directing the Company to exclude from its calculation of depreciation expense approximately $1.2 million related to capitalized Hurricane Katrina costs since these costs will be recovered separately.

In December 2003, the Mississippi PSC issued an interim accounting order directing the Company to expense and record a regulatory liability of $60.3 million while it considered the Company's request to include 266 megawatts of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. In May 2004, the Mississippi PSC approved the Company's request effective January 1, 2004 and ordered the Company to amortize the regulatory liability previously established to reduce depreciation and amortization expenses as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007.

Asset Retirement Obligations and Other Costs of Removal

Effective January 1, 2003, the Company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), which established new accounting and reporting standards for legal obligations associated with the ultimate cost of retiring long-lived assets. The present value of the ultimate cost of an asset's future retirement is recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. In addition, effective December 31, 2005, the Company adopted the provisions of FASB Interpretation No. 47, "Conditional Asset Retirement Obligations" (FIN 47), which requires that an asset retirement obligation be recorded even though the timing and/or method of settlement are conditional on future events. Prior to December 2005, the Company did not recognize asset retirement obligations for asbestos removal and disposal of polychlorinated biphenyls in certain transformers because the timing of their retirements was dependent on future events. The Company has received accounting guidance from the Mississippi PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations will continue to be reflected in the balance sheets as a regulatory liability. Therefore, the Company had no cumulative effect to net income resulting from the adoption of SFAS No. 143 or FIN 47.

The Company has retirement obligations related to various landfill sites and underground storage tanks. In connection with the adoption of FIN 47, the Company also recorded additional asset retirement obligations (and assets) of $9.5 million, primarily related to asbestos. The Company also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the United States Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any differences between costs recognized under SFAS No. 143 and FIN 47 and those reflected in rates are recognized as either a regulatory asset or liability, as ordered by the Mississippi PSC, and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2006	2005
	(in millions)	
Balance, beginning of year	$ 15.4	$ 5.5
Liabilities incurred	-	9.5
Liabilities settled	(0.1)	-
Accretion	0.8	0.4
Cash flow revisions	(0.3)	-
Balance, end of year	$ 15.8	$15.4

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to a regulatory liability account. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. The Company accrued $1.2 million in 2006, $1.5 million in 2005, and $4.6 million in 2004. The Company made no discretionary accruals in 2006 as a result of the order. See Note 3 under "Storm Damage Cost Recovery" and "System Restoration Rider" for additional information regarding the depletion of these reserves following Hurricane Katrina and the deferral of additional costs, as well as additional rate riders or other cost recovery mechanisms which have and/or may be approved by the Mississippi PSC to replenish these reserves.

Environmental Cost Recovery

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through retail rates. In February 2007, the Company filed with the Mississippi PSC its annual Environmental Compliance Overview (ECO) Plan evaluation for 2007. The Company requested an 86 cent per 1,000 kilowatt-hour (KWH) increase for retail customers. This increase represents approximately $7.5 million in annual revenues for the Company. Hearings with the Mississippi PSC are expected to be held in April 2007. In April 2006 the Mississippi PSC approved the Company's 2006 ECO Plan, which included a 12 cent per 1,000 KWH reduction for retail customers. This decrease represented a reduction of approximately $1.3 million per year in annual revenues for Mississippi Power. The new rates were effective in April 2006. The outcome of the 2007 filing cannot now be determined.

SFAS No. 158, the Company recorded an additional prepaid pension asset of $21.3 million with respect to its overfunded defined benefit plan and additional liabilities of $1.5 million and $29.1 million, respectively, related to its underfunded non-qualified pension plans and retiree benefit plans.

The incremental effect of applying SFAS No. 158 on individual line items in the balance sheet at December 31, 2006 follows:

	Before	Adjustments	After
		(in millions)	
Prepaid pension costs	$ 15	$ 21	$ 36
Other regulatory assets	22	39	61
Other property and investments	6	(1)	5
Total assets	1,649	59	1,708
Accumulated deferred income taxes	(234)	(2)	(236)
Other regulatory liabilities	(2)	(21)	(23)
Employee benefit obligations	(61)	(31)	(92)
Total liabilities	(1,031)	(54)	(1,085)
Accumulated other comprehensive income	4	(5)	(1)
Total stockholders' equity	(618)	(5)	(623)

Because the recovery of postretirement benefit expense through rates is considered probable, the Company recorded offsetting regulatory assets or regulatory liabilities under the provisions of SFAS No. 71 with respect to the prepaid assets and the liabilities.

The measurement date for plan assets and obligations is September 30 for each year presented. Pursuant to SFAS No. 158, the Company will be required to change the measurement date for its defined benefit postretirement plans from September 30 to December 31 beginning with the year ending December 31, 2008.

Pension Plans

The total accumulated benefit obligation for the pension plans was $233 million and $235 million for 2006 and 2005, respectively. Changes during the year in the projected benefit obligations and fair value of plan assets were as follows:

	2006	2005
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 255,037**	$ 232,658
Service cost	**7,207**	6,566
Interest cost	**13,727**	13,089
Benefits paid	**(11,288)**	(10,703)
Actuarial loss and employee transfers	**(13,987)**	12,080
Amendments	**(153)**	1,347
Balance at end of year	**250,543**	255,037
Change in plan assets		
Fair value of plan assets at beginning of year	**246,271**	222,543
Actual return on plan assets	**30,304**	33,654
Employer contributions	**1,308**	1,206
Benefits paid	**(11,288)**	(10,703)
Employee transfers	**681**	(429)
Fair value of plan assets at end of year	**267,276**	246,271
Funded status at end of year	**16,733**	(8,766)
Unrecognized transition amount	**-**	(545)
Unrecognized prior service cost	**-**	14,288
Unrecognized net loss	**-**	3,449
Fourth quarter contributions	**433**	465
Prepaid pension asset, net	**$ 17,166**	$ 8,891

At December 31, 2006, the projected benefit obligations for the qualified and non-qualified pension plans were $230.9 million and $19.7 million, respectively. All plan assets are related to the qualified pension plan.

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations will continue to be reflected in the balance sheets as a regulatory liability. Therefore, the Company had no cumulative effect to net income resulting from the adoption of SFAS No. 143 or FIN 47.

The Company has retirement obligations related to various landfill sites and underground storage tanks. In connection with the adoption of FIN 47, the Company also recorded additional asset retirement obligations (and assets) of $9.5 million, primarily related to asbestos. The Company also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the United States Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any differences between costs recognized under SFAS No. 143 and FIN 47 and those reflected in rates are recognized as either a regulatory asset or liability, as ordered by the Mississippi PSC, and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2006	2005
	(in millions)	
Balance, beginning of year	**$ 15.4**	$ 5.5
Liabilities incurred	**-**	9.5
Liabilities settled	**(0.1)**	-
Accretion	**0.8**	0.4
Cash flow revisions	**(0.3)**	-
Balance, end of year	**$ 15.8**	$15.4

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to a regulatory liability account. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. The Company accrued $1.2 million in 2006, $1.5 million in 2005, and $4.6 million in 2004. The Company made no discretionary accruals in 2006 as a result of the order. See Note 3 under "Storm Damage Cost Recovery" and "System Restoration Rider" for additional information regarding the depletion of these reserves following Hurricane Katrina and the deferral of additional costs, as well as additional rate riders or other cost recovery mechanisms which have and/or may be approved by the Mississippi PSC to replenish these reserves.

Environmental Cost Recovery

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through retail rates. In February 2007, the Company filed with the Mississippi PSC its annual Environmental Compliance Overview (ECO) Plan evaluation for 2007. The Company requested an 86 cent per 1,000 kilowatt-hour (KWH) increase for retail customers. This increase represents approximately $7.5 million in annual revenues for the Company. Hearings with the Mississippi PSC are expected to be held in April 2007. In April 2006 the Mississippi PSC approved the Company's 2006 ECO Plan, which included a 12 cent per 1,000 KWH reduction for retail customers. This decrease represented a reduction of approximately $1.3 million per year in annual revenues for Mississippi Power. The new rates were effective in April 2006. The outcome of the 2007 filing cannot now be determined.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed or used.

Fuel Inventory

Fuel inventory includes the average costs of oil, coal, natural gas, and emission allowances. Fuel is charged to inventory when purchased and then expensed as used and recovered by the Company through fuel cost recovery rates approved by the Mississippi PSC. Emission allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

Stock Options

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. Prior to January 1, 2006, the Company accounted for options granted in accordance with Accounting Principles Board Opinion No. 25; thus, no compensation expense was recognized because the exercise price of all options granted equaled the fair market value on the date of the grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment" (SFAS No. 123(R)), using the modified prospective method. Under that method, compensation cost for the year ended December 31, 2006 is recognized as the requisite service is rendered and includes: (a) compensation cost for the portion of share-based awards granted prior to and that were outstanding as of January 1, 2006, for which the requisite service had not been rendered, based on the grant-date fair value of those awards as calculated in accordance with the original provisions of FASB Statement No. 123, "Accounting for Stock-based Compensation" (SFAS No. 123), and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

The compensation cost and tax benefits related to the grant and exercise of Southern Company stock options to the Company's employees are recognized in the Company's financial statements with a corresponding credit to equity, representing a capital contribution from Southern Company.

For the Company, the adoption of SFAS No. 123(R) has resulted in a reduction in earnings before income taxes and net income of $1.1 million and $0.7 million, respectively, for the year ended December 31, 2006. Additionally, SFAS No. 123(R) requires the gross excess tax benefit from stock option exercises to be reclassified as a financing cash flow as opposed to an operating cash flow; the reduction in operating cash flows and increase in financing cash flows for the year ended December 31, 2006 was $0.7 million.

For the years prior to the adoption of SFAS No. 123(R), the pro forma impact on net income of fair-value accounting for options granted is as follows:

Net Income	As Reported	Option Impact After Tax	Pro Forma
	(in thousands)		
2005	$ 73,808	$ (648)	$ 73,16
2004	76,801	(682)	76,11

Because historical forfeitures have been insignificant and are expected to remain insignificant, no forfeitures are assumed in the calculation of compensation expense; rather they are recognized when they occur.

The estimated fair values of stock options granted in 2006, 2005, and 2004 were derived using the Black-Scholes stock option pricing model. Expected volatility is based on historical volatility of Southern Company's stock over a period equal to the expected term. The Company uses historical exercise data to estimate the expected term that represents the period of time that options granted to employees are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant that covers the expected term of the stock options.

The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of stock options granted:

Period ended December 31	2006	2005	2004
Expected volatility	**16.9%**	17.9%	19.6%
Expected term (in years)	**5.0**	5.0	5.0
Interest rate	**4.6%**	3.9%	3.1%
Dividend yield	**4.4%**	4.4%	4.8%
Weighted average grant-date fair value	**$ 4.15**	$ 3.90	$ 3.29

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in the prices of certain fuel purchases and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Mississippi PSC approved fuel hedging program as discussed below. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets and liabilities, respectively, as appropriate until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income.

The Mississippi PSC has approved the Company's request to implement an ECM which, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism, which has been approved by the FERC.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Other financial instruments for which the carrying amounts did not equal the fair values at December 31 were as follows:

	Carrying Amount	Fair Value
	(in thousands)	
Long-term debt:		
2006	**$ 278,635**	**$ 275,745**
2005	278,630	273,278

The fair values were based on either closing market prices or closing prices of comparable instruments.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges and marketable securities, and changes in the additional minimum pension liability, less income taxes and reclassifications for amounts included in net income.

Variable Interest Entities

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. The Company has established a wholly-owned trust to issue preferred securities. See Note 6 under "Mandatorily Redeemable Preferred Securities/Long-Term Debt Payable to Affiliated Trust" for additional information. However, the Company is not considered the primary beneficiary of the trust. Therefore, the investments in this trust are reflected as Other Investments and the related loan from the trust is reflected as Long-term Debt Payable to Affiliated Trust in the balance sheets.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed pension plan covering substantially all employees. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). No contributions to the plan are expected for the year ending December 31, 2007. The Company also provides certain defined benefit pension plans for a selected group of management and highly compensated employees. Benefits under these non-qualified plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The Company funds related trusts to the extent required by the Mississippi PSC and the FERC. For the year ending December 31, 2007, postretirement trust contributions are expected to total approximately $0.2 million.

On December 31, 2006, the Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158), which requires recognition of the funded status of its defined benefit postretirement plans in its balance sheet. Prior to the adoption of SFAS No. 158, the Company generally recognized only the difference between the benefit expense recognized and employer contributions to the plan as either a prepaid asset or as a liability. With respect to its underfunded non-qualified pension plan, the Company recognized an additional minimum liability representing the difference between each plan's accumulated benefit obligation and its assets.

With the adoption of SFAS No. 158, the Company was required to recognize on its balance sheet previously unrecognized assets and liabilities related to unrecognized prior service cost, unrecognized gains or losses (from changes in actuarial assumptions and the difference between actual and expected returns on plan assets), and any unrecognized transition amounts (resulting from the change from cash-basis accounting to accrual accounting). These amounts will continue to be amortized as a component of expense over the employees' remaining average service life as SFAS No. 158 did not change the recognition of pension and other postretirement benefit expense in the statements of income. With the adoption of

SFAS No. 158, the Company recorded an additional prepaid pension asset of $21.3 million with respect to its overfunded defined benefit plan and additional liabilities of $1.5 million and $29.1 million, respectively, related to its underfunded non-qualified pension plans and retiree benefit plans.

The incremental effect of applying SFAS No. 158 on individual line items in the balance sheet at December 31, 2006 follows:

	Before	Adjustments	After
		(in millions)	
Prepaid pension costs	$ 15	$ 21	$ 36
Other regulatory assets	22	39	61
Other property and investments	6	(1)	5
Total assets	1,649	59	1,708
Accumulated deferred income taxes	(234)	(2)	(236)
Other regulatory liabilities	(2)	(21)	(23)
Employee benefit obligations	(61)	(31)	(92)
Total liabilities	(1,031)	(54)	(1,085)
Accumulated other comprehensive income	4	(5)	(1)
Total stockholders' equity	(618)	(5)	(623)

Because the recovery of postretirement benefit expense through rates is considered probable, the Company recorded offsetting regulatory assets or regulatory liabilities under the provisions of SFAS No. 71 with respect to the prepaid assets and the liabilities.

The measurement date for plan assets and obligations is September 30 for each year presented. Pursuant to SFAS No. 158, the Company will be required to change the measurement date for its defined benefit postretirement plans from September 30 to December 31 beginning with the year ending December 31, 2008.

Pension Plans

The total accumulated benefit obligation for the pension plans was $233 million and $235 million for 2006 and 2005, respectively. Changes during the year in the projected benefit obligations and fair value of plan assets were as follows:

	2006	2005
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 255,037**	$ 232,658
Service cost	**7,207**	6,566
Interest cost	**13,727**	13,089
Benefits paid	**(11,288)**	(10,703)
Actuarial loss and employee transfers	**(13,987)**	12,080
Amendments	**(153)**	1,347
Balance at end of year	**250,543**	255,037
Change in plan assets		
Fair value of plan assets at beginning of year	**246,271**	222,543
Actual return on plan assets	**30,304**	33,654
Employer contributions	**1,308**	1,206
Benefits paid	**(11,288)**	(10,703)
Employee transfers	**681**	(429)
Fair value of plan assets at end of year	**267,276**	246,271
Funded status at end of year	**16,733**	(8,766)
Unrecognized transition amount	**-**	(545)
Unrecognized prior service cost	**-**	14,288
Unrecognized net loss	**-**	3,449
Fourth quarter contributions	**433**	465
Prepaid pension asset, net	**$ 17,166**	$ 8,891

At December 31, 2006, the projected benefit obligations for the qualified and non-qualified pension plans were $230.9 million and $19.7 million, respectively. All plan assets are related to the qualified pension plan.

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's pension plan assets as of the end of the year, along with the targeted mix of assets, is presented below:

	Target	**2006**	2005
Domestic equity	36%	**38%**	40%
International equity	24	**23**	24
Fixed income	15	**16**	17
Real estate	15	**16**	13
Private equity	10	**7**	6
Total	100%	**100%**	100%

Amounts recognized in the balance sheets related to the Company's pension plan consist of the following:

	2006	2005
	(in thousands)	
Prepaid pension costs	**$ 36,424**	$ 17,264
Other regulatory assets	**9,707**	-
Current liabilities, other	**(1,209)**	-
Other regulatory liabilities	**(21,319)**	-
Employee benefit obligations	**(18,049)**	(16,357)
Other property and investments	**-**	2,224
Accumulated other comprehensive income	**-**	5,760

Presented below are the amounts included in accumulated other comprehensive income, regulatory assets, and regulatory liabilities at December 31, 2006, related to the defined benefit pension plans that have not yet been recognized in net periodic pension cost along with the estimated amortization of such amounts for the next fiscal year.

	Prior Service Cost	Net (Gain)/ Loss
Balance at December 31, 2006:	(in thousands)	
Regulatory asset	$ 798	$ 8,909
Regulatory liabilities	11,488	(32,807)
Total	$12,286	$ (23,898)

Estimated amortization in net periodic pension cost in 2007:

	Prior Service Cost	Net (Gain)/ Loss
	(in thousands)	
Regulatory asset	$ 214	$ 658
Regulatory liabilities	1,277	-
Total	$ 1,491	$ 658

Components of net periodic pension cost (income) were as follows:

	2006	2005	2004
		(in thousands)	
Service cost	**$ 7,207**	$ 6,566	$ 6,153
Interest cost	**13,727**	13,089	12,249
Expected return on plan assets	**(18,107)**	(18,437)	(18,325)
Recognized net (gain) loss	**773**	526	865
Net amortization	**1,013**	937	(361)
Net periodic pension cost (income)	**$ 4,613**	$ 2,681	$ 581

Net periodic pension cost (income) is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Company has elected to amortize changes in the market value of all plan assets over five years rather than recognize the changes immediately. As a result, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2006, estimated benefit payments were as follows:

	(in thousands)
2007	$ 11,286
2008	11,532
2009	11,989
2010	12,374
2011	12,862
2012 to 2016	77,477

Other Postretirement Benefits

Changes during the year in the accumulated postretirement benefit obligations (APBO) and in the fair value of plan assets were as follows:

	2006	2005
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 86,482	$ 75,435
Service cost	1,520	1,427
Interest cost	4,654	4,242
Benefits paid	(3,836)	(3,937)
Actuarial (gain) loss	596	9,315
Retiree drug subsidy	257	-
Balance at end of year	89,673	86,482
Change in plan assets		
Fair value of plan assets at beginning of year	22,759	20,183
Actual return on plan assets	2,290	2,462
Employer contributions	3,652	4,051
Benefits paid	(5,012)	(3,937)
Fair value of plan assets at end of year	23,689	22,759
Funded status at end of year	(65,984)	(63,723)
Unrecognized transition amount	-	2,543
Unrecognized prior service cost	-	1,398
Unrecognized net loss	-	26,919
Fourth quarter contributions	1,421	902
Accrued liability (recognized in the balance sheet)	$ (64,563)	$ (31,961)

Other postretirement benefits plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's other postretirement benefit plan assets as of the end of the year, along with the targeted mix of assets, is presented below:

	Target	2006	2005
Domestic equity	28%	30%	31 %
International equity	19	18	18
Fixed income	33	34	36
Real estate	12	13	10
Private equity	8	5	5
Total	100%	100%	100%

Amounts recognized in the balance sheets related to the Company's other postretirement benefit plans consist of the following:

	2006	2005
	(in thousands)	
Regulatory assets	$ 29,107	$ -
Employee benefit obligations	(64,563)	(31,961)

Presented below are the amounts included in accumulated other comprehensive income and regulatory assets at December 31, 2006, related to the other postretirement benefit plans that have not yet been recognized in net periodic postretirement benefit cost along with the estimated amortization of such amounts for the next fiscal year.

	Prior Service Cost	Net (Gain)/ Loss	Transition Obligation
		(in thousands)	
Balance at December 31, 2006:			
Regulatory asset	$1,293	$25,618	$2,196
Estimated amortization as net periodic postretirement benefit cost in 2007:			
Regulatory asset	$106	$1,190	$346

Components of the other postretirement plans' net periodic cost were as follows:

	2006	2005	2004
		(in thousands)	
Service cost	$ 1,520	$ 1,427	$ 1,330
Interest cost	4,654	4,242	4,015
Expected return on plan assets	(1,642)	(1,563)	(1,716)
Transition obligation	346	346	346
Prior service cost	106	106	106
Recognized net loss	1,250	706	408
Net postretirement cost	$ 6,234	$ 5,264	$ 4,489

In the third quarter 2004, the Company prospectively adopted FASB Staff Position 106-2, "Accounting and Disclosure Requirements" (FSP 106-2), related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the APBO and future cost of service for postretirement medical plan. The effect of the subsidy reduced the Company's expenses for the six months ended December 31, 2004 and for the years ended December 31, 2005 and 2006 by approximately $0.5 million, $1.2 million, and $2.0 million, respectively, and is expected to have a similar impact on future expenses.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the APBO for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

	Benefit Payments	Subsidy Receipts	Total
	(in thousands)		
2007	$ 3,878	$ (366)	$ 3,512
2008	4,253	(431)	3,822
2009	4,628	(499)	4,129
2010	5,036	(565)	4,471
2011	5,370	(644)	4,726
2012 to 2016	31,526	(4,510)	27,016

Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations as of the measurement date and the net periodic costs for the pension and other postretirement benefit plans for the following year are presented below. Net periodic benefit costs for 2004 were calculated using a discount rate of 6.00 percent.

	2006	2005	2004
Discount	**6.00%**	5.50%	5.75%
Annual salary increase	**3.50**	3.00	3.50
Long-term return on plan assets	**8.50**	8.50	8.50

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

An additional assumption used in measuring the APBO was a weighted average medical care cost trend rate of 9.56 percent for 2007, decreasing gradually to 5.00 percent through the year 2015, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the APBO and the service and interest cost components at December 31, 2006 as follows:

	1 Percent	
	Increase	Decrease
	(in thousands)	
Benefit obligation	**$6,552**	**$5,567**
Service and interest costs	**393**	**350**

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides an 85 percent matching contribution up to 6 percent of an employee's base salary. Prior to November 2006, the Company matched employee contributions at a rate of 75 percent up to six percent of the employee's base salary. Total matching contributions made to the plan for 2006, 2005, and 2004 were $3.0 million, $2.9 million, and $2.8 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, and citizen enforcement of environmental requirements such as opacity and other air quality standards, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

Environmental Matters

New Source Review Actions

In November 1999, the EPA brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. Through subsequent amendments and other legal procedures, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama after Alabama Power was dismissed from the original action. In these lawsuits, the EPA alleged that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power (including a facility formerly owned by Savannah Electric), including one co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units.

On June 19, 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving the alleged NSR violations at Plant Miller. The consent decree required Alabama Power to pay $100,000 to resolve the government's claim for a civil penalty and to donate $4.9 million of sulfur dioxide emission allowances to a nonprofit charitable organization and formalized specific emissions reductions to be accomplished by Alabama Power, consistent with other Clean Air Act programs that require emissions reductions. On August 14, 2006, the district court in Alabama granted Alabama Power's motion for summary judgment and entered final judgment in favor of Alabama Power on the EPA's claims related to Plants Barry, Gaston, Gorgas, and Greene County. The plaintiffs have appealed this decision to the U.S. Court of Appeals for the Eleventh Circuit and, on November 14, 2006, the Eleventh Circuit granted plaintiffs' request to stay the appeal, pending the U.S. Supreme Court's ruling in a similar NSR case filed by the EPA against Duke Energy. The action against Georgia Power has been administratively closed since the spring of 2001, and none of the parties has sought to reopen the case.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in any one of these matters could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Environmental Remediation

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party at a site in Texas. The site was owned by an electric transformer company that handled the Company's transformers as well as those of many other entities. The site owner is now in bankruptcy and the State of Texas has entered into an agreement with the Company and several other utilities to investigate and remediate the site. Amounts expensed during 2004, 2005, and 2006 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final outcome of this matter to the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties and cannot now be determined. The remediation expenses incurred by the Company are expected to be recovered through the ECO Plan.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within its retail service territory. The ability to charge market-based rates in other markets is not an issue in that proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period beginning February 27, 2005 could be subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. Such sales through May 27, 2006, the end of the refund period, were approximately $8.4 million for the Company. In the event that the FERC's default mitigation measures for entities that are found to have market power are ultimately applied, the Company may be required to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

In addition, in May 2005, the FERC started an investigation to determine whether Southern Company satisfies the other three parts of the FERC's market-based rate analysis: transmission market power, barriers to entry, and affiliate abuse or reciprocal dealing. The FERC established a new 15-month refund period related to this expanded investigation. Any new market-based rate sales involving any Southern Company subsidiary, including the Company, could be subject to refund to the extent the FERC orders lower rates as a result of this new investigation. Such sales through October 19, 2006, the end of the refund period, were approximately $14.5 million for the Company, of which $7.3 million relates to sales inside the retail service territory discussed above. The FERC also directed that this expanded proceeding be held in abeyance pending the outcome of the proceeding on the Intercompany Interchange Contract (IIC) discussed below. On January 3, 2007, the FERC issued an order noting settlement of the IIC proceeding and seeking comment identifying any remaining issues and the proper procedure for addressing any such issues.

The Company believes that there is no meritorious basis for these proceedings and is vigorously defending itself in this matter. However, the final outcome of this matter, including any remedies to be applied in the event of an adverse ruling in these proceedings, cannot now be determined.

Intercompany Interchange Contract

The Company's generation fleet is operated under the IIC, as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, Southern Power, and SCS, as agent, under the terms of which the power pool of Southern Company is operated and, in particular, the propriety of the continued inclusion of Southern Power as a party to the IIC, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct.

On October 5, 2006, the FERC issued an order accepting a settlement resolving the proceeding subject to Southern Company's agreement to accept certain modifications to the settlement's terms. On October 20, 2006, Southern Company notified the FERC that it accepted the modifications. The modifications largely involve functional separation and information restrictions related to marketing activities conducted on behalf of Southern Power. Southern Company filed with the FERC on November 6, 2006 an implementation plan to comply with the modifications set forth in the order. The impact of the modifications is not expected to have a material impact on the Company's financial statements.

Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to new generating facilities interconnecting to a transmission system. Order 2003 was affirmed by the U.S. Court of Appeals for the District of Columbia Circuit on January 12, 2007. The cost impact resulting from Order 2003 will vary on a case-by-case basis for each new generator interconnecting to the transmission system.

On November 22, 2004, generator company subsidiaries of Tenaska, Inc. (Tenaska), as counterparties to three previously executed interconnection agreements with subsidiaries of Southern Company, filed complaints at the FERC requesting that the FERC modify the agreements and that those Southern Company subsidiaries refund a total of $19 million previously paid for interconnection facilities, with interest. Southern Company has also received requests for similar modifications from other entities, though no other complaints are pending with the FERC. On January 19, 2007, the FERC issued an order granting Tenaska's requested relief. Although the FERC's order requires the modification of Tenaska's interconnection agreements, the order reduces the amount of the refund that had been requested by Tenaska. As a result, Southern Company estimates indicate that no refund is due to Tenaska. Southern Company has requested rehearing of the FERC's order. The final outcome of this matter cannot now be determined.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, Georgia Power, Gulf Power, and Southern Telecom, have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment and seek compensatory and punitive damages and injunctive relief. Management of the Company believes that it has complied with applicable laws and that the plaintiffs' claims are without merit.

To date, the Company has entered into agreements with plaintiffs in approximately 90 percent of the actions pending against the Company to clarify the Company's easement rights in the State of Mississippi. These agreements have been approved by the Circuit Courts of Harrison County and Jasper County, Mississippi (First Judicial Circuit) and dismissals of the related cases are in progress. These agreements have not had any material impact on the Company's financial statements.

In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, and Southern Telecom, were named as defendants in a lawsuit brought by a telecommunications company that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. In January 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Retail Regulatory Matters

Performance Evaluation Plan

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi PSC. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: price, customer satisfaction, and service reliability.

In May 2004, the Mississippi PSC approved the Company's request to modify certain portions of its PEP and to reclassify, to jurisdictional cost of service the 266 megawatts of Plant Daniel Units 3 and 4 capacity, effective January 1, 2004. The Mississippi PSC authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company is amortizing the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 accounting order, as approved in the May 2004 order, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in increases to earnings in each of those years.

In addition, the Mississippi PSC also approved the Company's requested changes to PEP, including the use of a forward-looking test year, with appropriate oversight; annual, rather than semi-annual, filings; and certain changes to the performance indicator mechanisms. Rate changes will be limited to four percent of retail revenues annually under the revised PEP. The Mississippi PSC will review all aspects of PEP in 2007. PEP will remain in effect until the Mississippi PSC modifies, suspends, or terminates the plan.

In March 2006, the Mississippi PSC approved the Company's 2006 PEP filing, which included an annual retail base rate increase of 5 percent, or $32 million, to be effective in April 2006. Ordinarily, PEP limits annual rate increases to 4 percent; however, the Company had requested that the Mississippi PSC approve a temporary change to allow it to exceed this cap as a result of the ongoing effects of Hurricane Katrina.

In December 2006, the Company submitted its annual PEP filing for 2007, which resulted in no rate change. Pursuant to the PEP rate schedule, an order is not required from the Mississippi PSC for the Company to continue to bill the filed rate in effect.

System Restoration Rider

In September 2006, the Company filed with the Mississippi PSC a request to implement a System Restoration Rider (SRR), to increase the Company's cap on the property damage reserve and to authorize the calculation of an annual property damage accrual based on a formula. The purpose of the SRR is to provide for recovery of costs associated with property damage (property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. The Company would be required to make annual SRR filings to determine the revenue requirement associated with the property damage. The Company recorded a regulatory liability in the amount of approximately $2.4 million in 2006 for the estimated amount due to retail customers that would be passed through SRR. In February 2007, the Company received an order from the Mississippi PSC approving the SRR.

Environmental Compliance Overview Plan

The ECO Plan establishes procedures to facilitate the Mississippi PSC's overview of the Company's environmental strategy and provides for recovery of costs (including cost of capital) associated with environmental projects approved by the Mississippi PSC. Under the ECO Plan, any increase in the annual revenue requirement is limited to two percent of retail revenues. However, the ECO Plan also provides for carryover of any amount over the two percent limit into the next year's revenue requirement. The Company conducts studies, when possible, to determine the extent of any required environmental remediation. Should such remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements. In accordance with the Mississippi PSC order, the Company recovers such costs under the ECO Plan as they are incurred.

In February 2007, the Company filed with the Mississippi PSC its annual ECO Plan evaluation for 2007. The Company requested an 86 cent per 1,000 KWH increase for retail customers. This increase represents approximately $7.5 million in annual revenues for the Company. Hearings with the Mississippi PSC are expected to be held in April 2007. In April 2006 the Mississippi PSC approved the Company's 2006 ECO Plan, which included a 12 cent per 1,000 KWH reduction for retail customers. This decrease represented a reduction of approximately $1.3 million in annual revenues for the Company. The new rates were effective in April 2006. The outcome of the 2007 filing cannot now be determined.

Storm Damage Cost Recovery

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The Company maintains a reserve to cover the cost of damage from major storms to its transmission and distribution facilities and the cost of uninsured damage to its generation facilities and other property. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve, until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi.

In June 2006, the Mississippi PSC issued an order based upon a stipulation between the Company and the Mississippi Public Utilities Staff. The stipulation and the associated order certified actual storm restoration costs relating to Hurricane Katrina through April 30, 2006 of $267.9 million and affirmed estimated additional costs through December 31, 2007 of $34.5 million, for total storm restoration costs of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million. Of the total amount, $292.8 million applies to the Company's retail jurisdiction. The order directed the Company to file an application with the MDA for a Community Development Block Grant (CDBG).

The Company filed the CDBG application with the MDA in September 2006. On October 30, 2006, the Company received from the MDA a CDBG in the amount of $276.4 million. The Company has appropriately allocated and applied these CDBG proceeds to both retail and wholesale storm restoration cost recovery. The retail portion of $267.6 million was applied to the retail regulatory asset in the balance sheets. For the remaining wholesale portion of $8.8 million, $3.3 million was credited to operations and maintenance expense in the statements of income, and $5.5 million was applied to accumulated provision for depreciation in the balance sheets. The CDBG proceeds related to capital of $152.7 million and $120.3 million related to retail operations and maintenance expense are included in the statement of cash flows as separate line items. The cash portions of storm costs are included in the statements of cash flows under Hurricane Katrina accounts payable, property additions, and cost of removal, net of salvage and totaled approximately $50.5 million, $54.2 million, and $4.6 million, respectively, for 2006 and totaled approximately $82.1 million, $81.7 million, and $18.4 million, respectively, for 2005.

The balance in the retail regulatory asset account at December 31, 2006, was $4.7 million, which is net of the retail portion of insurance proceeds of $80.9 million, CDBG proceeds of $267.6 million, and tax credits of $0.3 million. Retail costs incurred through December 31, 2006, include approximately $148.1 million of capital and $124.5 million of operations and maintenance expenditures. Of the $302.4 million total storm costs affirmed by the Mississippi PSC, the Company has incurred total storm costs of $280.5 million as of December 31, 2006.

The Company filed an application for a financing order with the Mississippi PSC on July 3, 2006 for system restoration costs under the state bond program. On October 27, 2006, the Mississippi PSC issued a financing order that authorizes the issuance of $121.2 million of system restoration bonds. This amount includes $25.2 million for the retail storm recovery costs not covered by the CDBG, $60 million for a property damage reserve, and $36 million for the retail portion of the construction of the storm operations facility. The bonds will be issued by the Mississippi Development Bank on behalf of the State of Mississippi and will be reported as liabilities by the State of Mississippi. Periodic true-up mechanisms will be structured to comply with terms and requirements of the legislation. Details regarding the issuance of the bonds have not been finalized. The final outcome of this matter cannot now be determined.

The Mississippi PSC order also granted continuing authority to record a regulatory asset in an amount equal to the retail portion of the recorded Hurricane Katrina restoration costs. For any future event causing damage to property beyond the balance in the reserve, the order also granted the Company the authority to record a regulatory asset. The Company would then apply to the Mississippi PSC for recovery of such amounts or for authority to otherwise dispose of the regulatory asset. The Company continues to report actual storm expenses to the Mississippi PSC periodically.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own, as tenants in common, Units 1 and 2 with a total capacity of 500 megawatts at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power, own as tenants in common, Units 1 and 2 with a total capacity of 1,000 megawatts at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2006, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Percent Ownership	Gross Investment	Accumulated Depreciation
		(in thousands)	
Greene County Units 1 and 2	40%	$ 75,668	$ 42,813
Daniel Units 1 and 2	50%	$263,566	$130,025

The Company's proportionate share of plant operating expenses is included in the statements of income.

5. INCOME TAXES

Southern Company files a consolidated federal income tax return and combined income tax returns for the State of Alabama and the State of Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if they filed a separate income tax return. In accordance with Internal Revenue Service regulations, each company is jointly and severally liable for the tax liability.

At December 31, 2006, the tax-related regulatory assets and liabilities were $9.9 million and $18.2 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than the current enacted tax law and to unamortized investment tax credits.

Details of the income tax provisions were as follows:

	2006	2005	2004
	(in thousands)		
Federal —			
Current	**$ 79,332**	$(61,933)	$ 3,700
Deferred	**(36,889)**	102,659	40,350
	42,443	40,726	44,050
State —			
Current	**16,300**	(10,009)	2,542
Deferred	**(10,646)**	15,657	4,074
	5,654	5,648	6,616
Total	**$ 48,097**	$ 46,374	$50,666

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2006	2005
	(in thousands)	
Deferred tax liabilities:		
Accelerated depreciation	**$ 259,729**	$ 269,188
Basis differences	**13,615**	8,630
Fuel clause under recovered	**9,660**	41,627
Regulatory assets associated with asset retirement obligations	**6,324**	6,162
Regulatory assets associated with employee benefit obligations	**19,695**	
Other	**42,142**	59,883
Total	**351,165**	385,490
Deferred tax assets:		
Federal effect of state deferred taxes	**11,252**	13,642
Other property basis differences	**8,538**	9,244
Pension and other benefits	**35,210**	13,473
Property insurance	**1,646**	3,618
Unbilled fuel	**8,812**	7,660
Other comprehensive loss	**(388)**	2,441
Asset retirement obligations	**6,324**	6,162
Regulatory liabilities associated with employee benefit obligations	**8,154**	
Other	**31,244**	44,961
Total	**110,792**	101,201
Total deferred tax liabilities, net	**240,373**	284,289
Portion included in accrued income taxes, net	**(4,171)**	(17,660)
Accumulated deferred income taxes in the balance sheets	**$ 236,202**	$ 266,629

In accordance with regulatory requirements, deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $1.1 million for 2006 and $1.2 million for each of 2005 and 2004. At December 31, 2006, all investment tax credits available to reduce federal income taxes payable had been utilized.

In 2006, for purposes of filing the consolidated Southern Company tax return, the Company treated certain items as tax capital gains rather than deferring those gains over the life of the related assets. This allowed two Southern Holdings entities to utilize certain tax capital losses in the current year rather than carry them forward to future years. The Company has recorded a deferred tax liability of approximately $22.8 million related to these Southern Holdings entities in "Accumulated Deferred Income Taxes" in the balance sheets.

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends as a result of the following:

	2006	2005	2004
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**3.0**	3.0	3.3
Non-deductible book			
Depreciation	**0.3**	0.5	0.4
Other	**(2.0)**	(0.5)	(0.1)
Effective income tax rate	**36.3%**	38.0%	38.6%

6. FINANCING

Mandatorily Redeemable Preferred Securities/Long-Term Debt Payable to Affiliated Trust

The Company has formed a wholly-owned trust subsidiary for the purpose of issuing preferred securities. The proceeds of the related equity investment and preferred security sale were loaned back to the Company through the issuance of junior subordinated notes totaling $36 million, which constitute substantially all of the assets of the trust and are reflected in the balance sheets as Long-term Debt Payable to Affiliated Trust (including Securities Due Within One Year). The Company considers that the mechanisms and obligations relating to the preferred securities issued for its benefit, taken together, constitute a full and unconditional guarantee by it of the trust's payment obligations with respect to these securities. At December 31, 2006, preferred securities of $35 million were outstanding. See Note 1 under "Variable Interest Entities" for additional information on the accounting treatment for the trust and the related securities.

Pollution Control Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2006, was $82.7 million.

Outstanding Classes of Capital Stock

The Company currently has preferred stock, depositary preferred stock (each share of depositary preferred stock representing one-fourth of a share of preferred stock), and common stock outstanding. The Company's preferred stock and depositary preferred stock, without preference between classes, rank senior to the Company's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Certain series of the preferred stock and depositary preferred stock are subject to redemption at the option of the Company on or after a specified date.

Bank Credit Arrangements

At the beginning of 2007, the Company had total unused committed credit agreements with banks of $181 million. Of the total, $101 million expires in 2007 and $80 million in 2008. The facilities contain $39 million 2-year term loan options and $15 million 1-year term loan options. The Company expects to renew its credit facilities, as needed, prior to expiration.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees are 1/8 of 1 percent or less for the Company. Compensating balances are not legally restricted from withdrawal.

This $181 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. At December 31, 2006, the Company had $51.4 million outstanding in commercial notes. The credit arrangements also provide support to the Company's variable daily rate tax-exempt pollution control bonds totaling $40.1 million.

During 2006, the peak amount outstanding for short-term debt was $372.3 million and the average amount outstanding was $256.8 million. The average annual interest rate on short-term debt was 5.19 percent for 2006 and 3.85 percent for 2005.

Financial Instruments

The Company also enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company has implemented fuel-hedging programs with the approval of the Mississippi PSC. The Company enters into hedges of forward electricity sales. There was no material ineffectiveness recorded in earnings in 2006, 2005, or 2004.

At December 31, 2006, the fair value gains/(losses) of energy-related derivative contracts were reflected in the financial statements as follows:

	Amounts (in thousands)
Regulatory assets, net	**$(7,321)**
Accumulated other comprehensive income	**969**
Net income	**(8)**
Total fair value	**$(6,360)**

The fair value gains or losses for cash flow hedges are recorded as regulatory assets and liabilities if they are recoverable through the regulatory clauses, otherwise they are recorded in other comprehensive income, and are recognized in earnings at the same time the hedged items affect earnings. For the year 2007, approximately $1.0 million of pre-tax gains are expected to be reclassified from other comprehensive income to fuel expense. The Company has energy-related hedges in place up to and including 2009.

7. COMMITMENTS

Construction Program

The Company is engaged in continuous construction programs, currently estimated to total $146 million in 2007, of which $6 million is related to Hurricane Katrina restoration, $258 million in 2008, and $161 million in 2009. The construction program is subject to periodic review and revision, and actual construction costs may vary from the above estimates because of numerous factors. These factors include changes in business conditions; acquisition of additional generation assets; revised load growth estimates; changes in environmental regulations; changes in FERC rules and regulations; increasing costs of labor, equipment, and materials; and cost of capital. At December 31, 2006, significant purchase commitments were outstanding in connection with the construction program. The Company has no generating plants under construction. Capital improvements to generating, transmission, and distribution facilities, including those to meet environmental standards, will continue.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the leased combined cycle units at Plant Daniel. The LTSA provides that GE will perform all planned inspections on the covered equipment, which includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $8.4 million, $7.9 million, and $9.0 million for 2006, 2005, and 2004, respectively, which is included in maintenance expense in the statements of income. Remaining payments to GE under this agreement are currently estimated to total $154 million over the next 13 years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with ABB Power Generation Inc. (ABB) for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that ABB will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. ABB is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to ABB are made at various intervals based on actual operating hours of the unit. Payments to ABB under this agreement are currently estimated to total $0.6 million over the remaining term of the agreement, which is approximately three months. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to ABB prior to the performance of any planned maintenance are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed. After this contract expires, the Company expects to replace it with a new contract with similar terms.

Fuel Commitments

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide emission allowances. Natural gas purchase commitments contain fixed volumes with prices based on various indices at the time of delivery. Amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2006.

Total estimated minimum long-term obligations at December 31, 2006 were as follows:

Year	Natural Gas	Coal
	(in thousands)	
2007	$ 140,242	$ 280,602
2008	112,049	222,905
2009	81,482	48,280
2010	50,612	19,500
2011	19,559	15,600
2012 and thereafter	248,697	31,200
Total commitments	$ 652,641	$ 618,087

Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and the other traditional operating companies and Southern Power. Under these agreements, each of the traditional operating companies and Southern Power may be jointly and severally liable. The creditworthiness of Southern Power is currently inferior to the creditworthiness of the traditional operating companies. Accordingly, Southern Company has entered into keep- well agreements with the Company and each of the other traditional operating companies to ensure the Company will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

Operating Leases

Railcar Leases

The Company and Gulf Power have jointly entered into operating lease agreements for the use of 745 aluminum railcars. The Company has the option to purchase the railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. The Company also has multiple operating lease agreements for the use of an additional 120 aluminum railcars that do not contain a purchase option. All of these leases are for the transport of coal to Plant Daniel.

The Company's share (50 percent) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $4.6 million in 2006, $3.0 million in 2005, and $1.9 million in 2004. The Company's annual lease payments for 2007 through 2011 will average approximately $2.4 million and after 2012, lease payments total in aggregate approximately $3.6 million.

In addition to railcar leases, the Company has other operating leases for fuel handling equipment at Plants Daniel and Watson and operating leases for barges and tow/shift boats for the transport of coal at Plant Watson. The Company's share (50 percent at Plant Daniel and 100 percent at Plant Watson) of the leases for fuel handling was charged to fuel handling expense in the amount of $0.9 million in 2006 and $0.6 million in 2005. The Company's annual lease payments for 2007 through 2011 will average approximately $0.5 million. The Company charged to fuel stock and recovered through fuel cost recovery the barge transportation leases in the amount of $4.9 million in 2006 related to barges and tow/shift boats. The Company's annual lease payments for 2007 through 2009, with regards to these barge transportation leases, will average approximately $4.9 million.

Plant Daniel Combined Cycle Generating Units

In May 2001, the Company began the initial 10-year term of the lease agreement for a 1,064 megawatt natural gas combined cycle generating facility built at Plant Daniel (Facility). The Company entered into this transaction during a period when retail access was under review by the Mississippi PSC. The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for a description of the Company's formula rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. The Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease agreement is treated as an operating lease for accounting purposes, as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $370 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease provides for a residual value guarantee, approximately 73 percent of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. A liability of approximately $9 million and $11 million for the fair market value of this residual value guarantee is included in the balance sheets at December 31, 2006 and 2005, respectively. Lease expenses were $27 million, $27 million, and $25 million in 2006, 2005, and 2004, respectively.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2006, are as follows:

Year	Lease Payments
	(in thousands)
2007	$ 28,718
2008	28,615
2009	28,504
2010	28,398
2011	28,291
2012 and thereafter	-
Total commitments	$142,526

8. STOCK OPTION PLAN

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2006, there were 272 current and former employees of the Company participating in the stock option plan. The maximum number of shares of Southern Company common stock that may be issued under these programs may not exceed 57 million. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. The Company generally recognizes stock option expense on a straight-line basis over the vesting period which equates to the requisite service period; however, for employees who are eligible for retirement the total cost is expensed at the grant date. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. For certain stock option awards a change in control will provide accelerated vesting. As part of the adoption of SFAS No. 123(R), as discussed in Note 1 under "Stock Options," Southern Company has not modified its stock option plan or outstanding stock options, nor has it changed the underlying valuation assumptions used in valuing the stock options that were used under SFAS No. 123.

The Company's activity in the stock option plan for 2006 is summarized below:

	Shares Subject to Option	Weighted Average Exercise Price
Outstanding at December 31, 2005	1,444,438	$ 26.86
Granted	254,135	33.81
Exercised	(214,761)	22.95
Cancelled	(569)	32.71
Outstanding at December 31, 2006	**1,483,243**	**$ 28.62**
Exercisable at December 31, 2006	**1,007,549**	**$ 26.68**

The number of stock options vested and expected to vest in the future as of December 31, 2006, is not significantly different from the number of stock options outstanding at December 31, 2006 as stated above.

As of December 31, 2006, the weighted average remaining contractual term for the options outstanding and options exercisable is 6.1 years and 5.0 years, respectively, and the aggregate intrinsic value for the options outstanding and options exercisable is $12.2 million and $10.3 million, respectively.

As of December 31, 2006, there was $0.4 million of total unrecognized compensation cost related to stock option awards not yet vested. That cost is expected to be recognized over a weighted-average period of approximately 11 months.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $2.4 million, $4.3 million, and $2.3 million, respectively.

The actual tax benefit realized by the Company for the tax deductions from stock option exercises totaled $0.9 million, $1.7 million, and $0.9 million, respectively, for the years ended December 31, 2006, 2005, and 2004.

9. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2006 and 2005 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends On Preferred Stock
		(in thousands)	
March 2006	**$ 208,941**	**$ 28,728**	**$ 15,282**
June 2006	**254,920**	**40,392**	**22,766**
September 2006	**310,747**	**62,215**	**36,638**
December 2006	**234,629**	**21,584**	**7,324**
March 2005	$ 215,216	$ 31,904	$ 16,947
June 2005	248,576	43,059	25,632
September 2005	277,907	51,975	28,244
December 2005	228,034	7,502	2,985

The Company's business is influenced by seasonal weather conditions.

SELECTED FINANCIAL AND OPERATING DATA 2002-2006
Mississippi Power Company 2006 Annual Report

	2006	2005	2004	2003	2002
Operating Revenues (in thousands)	$ 1,009,237	$ 969,733	$ 910,326	$ 869,924	$ 824,165
Net Income after Dividends on Preferred Stock (in thousands)	$ 82,010	$ 73,808	$ 76,801	$ 73,499	$ 73,013
Cash Dividends on Common Stock (in thousands)	$ 65,200	$ 62,000	$ 66,200	$ 66,000	$ 63,500
Return on Average Common Equity (percent)	14.25	13.33	14.24	13.99	14.46
Total Assets (in thousands)	$ 1,708,376	$ 1,981,269	$ 1,479,113	$ 1,511,174	$ 1,482,040
Gross Property Additions (in thousands)	$ 127,290	$ 158,084	$ 70,063	$ 69,345	$ 67,460
Capitalization (in thousands) :					
Common stock equity	$ 589,820	$ 561,160	$ 545,837	$ 532,489	$ 517,953
Preferred stock	32,780	32,780	32,780	31,809	31,809
Mandatorily redeemable preferred securities	-	-	-	35,000	35,000
Long-term debt payable to affiliated trust	36,082	36,082	36,082	-	-
Long-term debt	242,553	242,548	242,498	202,488	243,715
Total (excluding amounts due within one year)	$ 901,235	$ 872,570	$ 857,197	$ 801,786	$ 828,477
Capitalization Ratios (percent) :					
Common stock equity	65.4	64.3	63.7	66.4	62.5
Preferred stock	3.6	3.8	3.8	4.0	3.8
Mandatorily redeemable preferred securities	-	-	-	4.4	4.2
Long-term debt payable to affiliated trust	4.0	4.1	4.2	-	-
Long-term debt	27.0	27.8	28.3	25.2	29.5
Total (excluding amounts due within one year)	100.0	100.0	100.0	100.0	100.0
Security Ratings:					
First Mortgage Bonds –					
Moody's	-	-	Aa3	Aa3	Aa3
Standard and Poor's	-	-	A+	A+	A+
Fitch	-	-	AA	AA-	AA-
Preferred Stock –					
Moody's	A3	A3	A3	A3	A3
Standard and Poor's	BBB+	BBB+	BBB+	BBB+	BBB+
Fitch	A+	A+	A+	A	A
Unsecured Long-Term Debt –					
Moody's	A1	A1	A1	A1	A1
Standard and Poor's	A	A	A	A	A
Fitch	AA-	AA-	AA-	A+	A+
Customers (year-end):					
Residential	147,643	142,077	160,189	159,582	158,873
Commercial	32,958	30,895	33,646	33,135	32,713
Industrial	507	512	522	520	489
Other	177	176	183	171	171
Total	181,285	173,660	194,540	193,408	192,246
Employees (year-end)	1,270	1,254	1,283	1,290	1,301

SELECTED FINANCIAL AND OPERATING DATA 2002-2006
Mississippi Power Company 2006 Annual Report (continued)

	2006	2005	2004	2003	2002
Operating Revenues (in thousands):					
Residential	**$ 214,472**	$ 209,546	$ 199,242	$ 180,978	$ 186,522
Commercial	**215,451**	213,093	199,127	175,416	181,224
Industrial	**211,451**	190,720	180,516	154,825	164,042
Other	**5,812**	5,501	5,428	5,082	5,039
Total retail	**647,186**	618,860	584,313	516,301	536,827
Sales for resale – non-affiliates	**268,850**	283,413	265,863	249,986	224,275
Sales for resale – affiliates	**76,439**	50,460	44,371	26,723	46,314
Total revenues from sales of electricity	**992,475**	952,733	894,547	793,010	807,416
Other revenues	**16,762**	17,000	15,779	76,914	16,749
Total	**$ 1,009,237**	$ 969,733	$ 910,326	$ 869,924	$ 824,165
Kilowatt-Hour Sales (in thousands):					
Residential	**2,118,106**	2,179,756	2,297,110	2,255,445	2,300,017
Commercial	**2,675,945**	2,725,274	2,969,829	2,914,133	2,902,291
Industrial	**4,142,947**	3,798,477	4,235,290	4,111,199	4,161,902
Other	**36,959**	37,905	40,229	39,890	39,635
Total retail	**8,973,957**	8,741,412	9,542,458	9,320,667	9,403,845
Sales for resale – non-affiliates	**4,624,092**	4,811,250	6,027,666	5,874,724	5,380,145
Sales for resale – affiliates	**1,679,831**	896,361	1,053,471	709,065	1,586,968
Total	**15,277,880**	14,449,023	16,623,595	15,904,456	16,370,958
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**10.13**	9.61	8.67	8.02	8.11
Commercial	**8.05**	7.82	6.70	6.02	6.24
Industrial	**5.10**	5.02	4.26	3.77	3.94
Total retail	**7.21**	7.08	6.12	5.54	5.71
Sales for resale	**5.48**	5.85	4.38	4.20	3.88
Total sales	**6.50**	6.59	5.38	4.99	4.93
Residential Average Annual Kilowatt-Hour Use Per Customer	**14,480**	14,111	14,357	14,161	14,453
Residential Average Annual Revenue Per Customer	**$ 1,466**	$ 1,357	$ 1,245	$ 1,136	$ 1,172
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**3,156**	3,156	3,156	3,156	3,156
Maximum Peak-Hour Demand (megawatts):					
Winter	**2,204**	2,178	2,173	2,458	2,311
Summer	**2,390**	2,493	2,427	2,330	2,492
Annual Load Factor (percent)	**61.3**	56.6	62.4	60.5	61.8
Plant Availability Fossil-Steam (percent)	**81.1**	82.8	91.4	92.6	91.7
Source of Energy Supply (percent):					
Coal	**63.1**	58.1	55.7	57.7	50.8
Oil and gas	**26.1**	24.4	25.5	19.9	37.7
Purchased power –					
From non-affiliates	**3.5**	5.1	6.4	3.5	3.1
From affiliates	**7.3**	12.4	12.4	18.9	8.4
Total	**100.0**	100.0	100.0	100.0	100.0

DIRECTORS AND OFFICERS

Mississippi Power Company 2006 Annual Report

Directors

Roy Anderson, III (1)
Chairman, President and
Chief Executive Officer
Roy Anderson Corp.
Gulfport, Mississippi. Elected 2007

Tommy E. Dulaney
President and Chief Executive Officer
Structural Steel Services, Inc.
Meridian, Mississippi. Elected 2001

Warren A. Hood, Jr.
Chairman and Chief Executive Officer
Hood Companies, Inc.
Hattiesburg, Mississippi. Elected 2004

Robert C. Khayat
Chancellor
University of Mississippi
University, Mississippi. Elected 2002

Aubrey B. Patterson, Jr.
Chairman and Chief Executive Officer
BancorpSouth, Inc.
Tupelo, Mississippi. Elected 2005

Christine L. Pickering (2)
Christy Pickering CPA
Biloxi, Mississippi. Elected 2007

George A. Schloegel
President and Chief Executive Officer
Hancock Bank of Mississippi, Louisiana
and Florida.
Gulfport, Mississippi. Elected 1995

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

Anthony J. Topazi
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

(1) Effective February 20, 2007.
(2) Effective February 20, 2007.
(3) Effective February 22, 2006.
(4) Effective April 1, 2006.
(5) Resigned effective March 31, 2006.
(6) Resigned effective February 1, 2006.

Officers

Anthony J. Topazi
President and Chief Executive Officer
37 years of service

John W. Atherton
Vice President
External Affairs
21 years of service

Robert A. Bell (3)
Vice President
33 years of service

Kimberly D. Flowers
Vice President and
Senior Production Officer
22 years of service

Donald R. Horsley (4)
Vice President
Customer Services and Retail Marketing
28 years of service

Bobby J. Kerley (5)
Vice President
Customer Services and Retail Marketing
33 years of service

Ellen N. Lindemann (6)
Vice President
28 years of service

Frances V. Turnage
Vice President, Treasurer and
Chief Financial Officer
26 years of service

Moses H. Feagin
Comptroller
19 years of service

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer
26 years of service

E. Wayne Boston
Assistant Secretary and Assistant Treasurer
36 years of service

Note – Years of service include years with Mississippi Power Company and its affiliates.

General
This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to approximately 181,000 customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2006, retail energy sales accounted for 58.7 percent of the Company's total sales of 15.3 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of four traditional operating companies and a wholesale generation subsidiary, as well as other direct and indirect subsidiaries. There is no established public trading market for the Company's common stock.

Registrar, Transfer Agent and Dividend Paying Agent
All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, Georgia 30308-0250
(800) 554-7626

Trustee, Registrar and Interest Paying Agent
All series of Senior Notes
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 474-8000

Number of Preferred Shareholders of record as of December 31, 2006 was 233.

Form 10-K
A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary at the Corporate Office address below:

Corporate Office
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, Georgia 30303-1924

Legal Counsel
Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502

END